SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

SALTON, INC.

(Name of the Issuer)

GRILL ACQUISITION CORPORATION

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

795757103

(CUSIP Number of Class of Securities)

David Maura

Grill Acquisition Corporation

Harbinger Capital Partners Master Fund I, Ltd.

Harbinger Capital Partners Offshore Manager, L.L.C.

Harbinger Capital Partners Special Situations Fund, L.P.

Harbinger Capital Partners Special Situations GP, L.L.C.

c/o Harbinger Management Corporation

2100 Third Avenue North, Suite 600

Birmingham, Alabama 35203

(205) 987-5500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

with copy to:

Jeffrey D. Marell, Esq.

Raphael M. Russo, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison, LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b.	The filing of a registration statement under the Securities Act of 1933.
☐ c.	A tender offer.
☒ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if this is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$30,655,057.50	$1,204.75

*	Calculated, for the purposes of determining the filing fee only, under the Securities Exchange Act of 1934. Assumes the purchase of 40,873,410 shares of Common Stock, par value $0.01 per share, of Salton, Inc. at $0.75 per share.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $1,204.75

Form or Registration No.:     Schedule 13E-3, Amendment No. 1 to Schedule 13E-3

Filing Party:	Grill Acquisition Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C., Harbinger Capital Partners Special Situations Fund, L.P. and Harbinger Capital Partners Special Situations GP, L.L.C.

Date Filed:     September 30, 2008, October 31, 2008

i

SUMMARY TERM SHEET

This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the “going private” merger involving Salton, Inc. (“Salton”) and Grill Acquisition Corporation, how it affects you, what your rights are with respect to the merger as a stockholder of Salton and the position of the people listed on the cover of the Schedule 13E-3 above the caption “Name of Persons Filing Statement,” who are referred to herein as the “Filing Persons,” on the fairness of the merger to you.

Purpose of the Merger (Page 2).

Immediately prior to the merger discussed below, Grill Acquisition Corporation, a newly created Delaware corporation (“Acquisition Co.”) owned by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”) and Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund” and together with the Master Fund, the “Harbinger Funds”), will own approximately 94.4% of the outstanding shares of Salton common stock, upon the contribution of such shares of Salton common stock by the Harbinger Funds to Acquisition Co. The Harbinger Funds intend to cause Acquisition Co. to merge with and into Salton, with Salton continuing as the surviving corporation, as a means of acquiring all of the other shares of Salton common stock not owned directly or indirectly by any of the Harbinger Funds and providing a source of liquidity to holders of those shares of Salton common stock. As a result of the merger the Harbinger Funds will own 100% of Salton.

Principal Terms of the Merger.

The Merger (Pages 1 and 27). Acquisition Co. is a recently formed company created by the Harbinger Funds. The Master Fund is currently the direct holder of approximately 73.5% the outstanding shares of Salton common stock. The Special Fund is currently the direct holder of approximately 20.9% of the outstanding shares of Salton common stock. Each of the Harbinger Funds plans to contribute all of the shares of Salton common stock that it owns to Acquisition Co. As a result of such contributions, Acquisition Co. will own approximately 94.4% of the outstanding Salton common stock. Immediately following such contributions, the Harbinger Funds will cause Acquisition Co. to merge with and into Salton in a “short form” merger under Section 253 of the Delaware General Corporation Law (the “DGCL”). Acquisition Co. does not intend to enter into a merger agreement with Salton or to seek the approval of the directors of Salton for the merger. Holders of Salton common stock (which constitutes the only class of capital stock of Salton that, in the absence of Section 253 of the Delaware General Corporation Law, would be entitled to vote on the merger) will not be entitled to vote their shares with respect to the merger.

Merger Price (Page 1). Upon the effectiveness of the merger, each share of Salton common stock not owned by any of the Filing Persons will be cancelled and automatically converted into the right to receive $0.75 in cash, without interest.

Salton Shares Outstanding; Ownership by Acquisition Co. (Pages 1 and 4-5). As of September 15, 2008, a total of 731,874,316 shares of Salton common stock, 110,231.336 shares of Salton Series D Preferred Stock and 25,000 shares of Salton Series E Preferred Stock were outstanding. As of June 30, 2008, Salton had approximately 9.5 million options outstanding, approximately 193.7 million stock options available to be granted and approximately 203.2 million stock options authorized under its plans. In connection with the merger, any options (each, a “Company Stock Option”) not exercised prior to the Effective Date, except options granted in 2008 under the Salton 2007 Omnibus Equity Award Plan to acquire 2,250,000 shares of common stock subject to performance based vesting, will be cancelled and exchanged into the right to receive, within 10 days after the Effective Date, a cash payment with respect to the Company Stock Options, equal to the fair value of such Company Stock Options as determined using a Black-Scholes valuation model (as determined by Salton based on the final closing price of Salton common stock) less any applicable withholding taxes (the “Option Payment”). As of November 14, 2008, the Harbinger Funds owned, in the aggregate, 691,000,906 shares of Salton common stock or approximately 94.4% of the outstanding shares of Salton common stock and all outstanding shares of Series D Preferred Stock and Series E Preferred Stock.

Payment for Shares (Page 27). Acquisition Co. will pay you for your shares of Salton common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of Salton within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending the paying agent your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4 “Terms of the Transaction” beginning on Page 27 of this Schedule 13E-3.

Source and Amount of Funds (Page 36). The total amount of funds expected to be required by Acquisition Co. to pay the merger price for the Salton common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $30.9 million. Acquisition Co. will obtain the necessary funds from the Harbinger Funds in the form of capital contributions in accordance with each of the Harbinger Fund’s relative ownership percentage in Salton. Because the Harbinger Funds intend to provide the necessary funding for the Merger, Acquisition Co. has not arranged any alternative financing arrangements.

The Filing Persons’ Position on the Fairness of the Merger (Page 16).

The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated stockholders of Salton, based primarily on the following factors:

•

The merger will enable the unaffiliated stockholders of Salton to realize cash for their shares, not subject to any financing condition, at a premium to (i) $0.14 per share, the last sale price for a share of Salton common stock on September 29, 2008, the last date on which Salton common stock traded prior to the initial date of filing of this Schedule 13E-3, (ii) $0.30 per share, the last sale price for a share of Salton common stock on October 30, 2008, the last date on which Salton common stock traded prior to the initial date of filing of Amendment No. 1 to the Schedule 13E-3 and (iii) $0.63 per share, the last sale price for a share of Salton common stock on November 13, 2008, the last date on which Salton common stock traded prior to the initial date of filing of this Amendment No. 2 to the Schedule 13E-3.

•

The average daily trading volume for shares of Salton common stock for the three-month period prior to (i) September 29, 2008, the last date on which Salton common stock traded prior to the initial filing date of this Schedule 13E-3, was approximately 46,291 shares, (ii) October 30, 2008, the last date on which Salton common stock traded prior to the initial filing date of Amendment No. 1 to the Schedule 13E-3, was approximately 67,321 shares and (iii) November 13, 2008, the last date on which Salton common stock traded prior to the initial filing date of this Amendment No. 2 to the Schedule 13E-3, was approximately 86,872 shares, which are limited trading volumes; therefore, shares of Salton common stock have limited liquidity to the unaffiliated public stockholders and it may be difficult for the unaffiliated public stockholders to sell significant blocks of Salton common stock without adversely impacting the trading price.

•

The Harbinger Funds derived a range of potential prices for Salton common stock by applying revenue and EBITDA multiples implied by the closing trading prices and enterprise values (equity market capitalization plus preferred stock plus minority interest and total debt less cash and equivalents) of certain publicly-traded companies. The prices per share of Salton common stock using an average EBITDA multiple for the 12 month period ended June 30, 2008, the estimated calendar year of 2008 and the estimated calendar year of 2009 were negative $0.04, $0.33 and $0.49, respectively. The prices using an average revenue multiple for these periods were negative $0.41, $0.15, and $0.39, respectively.

•	Salton will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934, including those instituted under the Sarbanes-Oxley Act of 2002.

•

The unaffiliated stockholders of Salton are entitled to exercise appraisal rights and demand “fair value” for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash amount offered in the merger. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” and Item 4 “Terms of the Transaction” beginning on Pages 5 and 27, respectively, of this Schedule 13E-3.

See “Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger,” beginning on Page 16 of this Schedule 13E-3.

Consequences of the Merger (Page 13).

Completion of the merger will have the following consequences:

•	Salton will be a privately held corporation, with the stockholders of Acquisition Co., the Harbinger Funds, owning all of the equity interests in Salton other than outstanding options.

•

Other than any remaining optionholder, only the Harbinger Funds will have the opportunity to participate in the future earnings and growth, if any, of Salton. Similarly, only the Harbinger Funds will face the risk of losses generated by Salton’s operations or the decline in value of Salton after the merger.

•

The shares of Salton common stock will no longer be publicly traded. In addition, Salton will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going private disclosure contained in this Schedule 13E-3.

•	Subject to the exercise of statutory appraisal rights, each of your shares will be converted into the right to receive $0.75 per share in cash, without interest.

Appraisal Rights (Page 28).

You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of Salton common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the date of the merger. This value may be more or less than the $0.75 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. The statutory right of dissent is set out in Section 262 of the DGCL and is complicated. A copy of Section 262 is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(d) “Terms of the Transaction—Appraisal Rights” beginning on Page 28 of this Schedule 13E-3.

Where You Can Find More Information (Page 24).

More information regarding Salton is available from its public filings with the Securities and Exchange Commission. See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on Pages 24 and 25, respectively, of this Schedule 13E-3.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Grill Acquisition Corporation, a Delaware corporation (“Acquisition Co.”), Harbinger Capital Partners Master Fund I, Ltd., a company organized under the laws of the Cayman Islands (the “Master Fund”), Harbinger Capital Partners Offshore Manager, L.L.C., a Delaware limited liability company and the investment manager of the Master Fund, Harbinger Capital Partners Special Situations Fund, L.P., a Delaware partnership (the “Special Fund”, together with the Master Fund, the “Harbinger Funds”) and Harbinger Capital Partners Special Situations GP, L.L.C., a Delaware limited liability company and the general partners of the Special Fund (all of the foregoing collectively, the “Filing Persons” and each a “Filing Person”), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a short-form merger (the “Merger”) of Acquisition Co. with and into Salton, Inc., a Delaware corporation (“Salton”), pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). The effective date (the “Effective Date”) of the Merger is expected to be December 7, 2008 or as soon thereafter as possible.

As of September 15, 2008, there were 731,874,316 shares of Salton common stock, $0.01 par value per share (the “Shares”), 110,231.336 shares of Salton non-voting and non-convertible Series D Preferred Stock, $0.01 par value per share (the “Series D Preferred Stock”) and 25,000 shares of Salton non-voting and non-convertible Series E Preferred Stock, $0.01 par value per share (the “Series E Preferred Stock”) issued and outstanding. As of November 14, 2008, the Harbinger Funds owned a total of 691,000,906 Shares or approximately 94.4% of the total Shares outstanding and all outstanding shares of Series D Preferred Stock and Series E Preferred Stock. Each of the Harbinger Funds intends to contribute the Shares that it currently owns to Acquisition Co. immediately prior to the Effective Date. On the Effective Date, Acquisition Co. intends to acquire the Shares that Acquisition Co. does not then own through the Merger.

Upon the consummation of the Merger, each outstanding Share (other than Shares held by Acquisition Co. and stockholders of Salton who properly exercise statutory appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive $0.75 per Share in cash (the “Merger Price”), without interest, upon surrender of the certificate for such Share to ComputerShare Trust Company, N.A. (the “Paying Agent”). The officers and directors of Salton will not be entitled to receive cash payments in connection with the Merger, other than as holders of Shares and/or options of Salton. The aggregate amount to be paid to the officers and directors of Salton in connection with the Merger is estimated to be approximately $2.9 million. The Paying Agent’s address and telephone number are: c/o ComputerShare, Inc., 250 Royal Street, Canton, MA 02021 Attn: Corporate Actions, (877) 282-1168.

Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of Salton within 10 calendar days following the Effective Date and should be read carefully.

Under the DGCL, no action is required by the Board of Directors or the stockholders of Salton, other than Acquisition Co., for the Merger to become effective. Salton will be the surviving corporation in the Merger. As a result of the Merger, the stockholders of Acquisition Co., the Harbinger Funds, will be the only stockholders of Salton.

As of June 30, 2008, Salton had approximately 9.5 million options outstanding, approximately 193.7 million stock options available to be granted and approximately 203.2 million stock options authorized under its plans. In connection with the Merger, any options (each a “Company Stock Option”) not exercised prior to the Effective Date, except options granted in 2008 under the Salton 2007 Omnibus Equity Award Plan to acquire 2,250,000 shares of common stock subject to performance based vesting, will be cancelled and exchanged into the right to receive, within 10 days after the Effective Date, a cash payment with respect to the Company Stock Options equal to the fair value of such Company Stock Option as determined using a Black-Scholes valuation model (as determined by Salton based on the final closing price of Salton’s common stock) less any applicable withholding taxes (the “Option Payment”).

This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions and specific conditions in the branded small household appliances industry, including small kitchen and home appliances, pet and pest products, and personal care products; positions and strategies of competitors; Salton’s ability to attract new customers and retain existing customers; cash availability/liquidity; changes or cancellations in customer orders; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other factors identified in the “Risk Factors” sections included in (i) Salton’s annual report on Form 10-K for the fiscal year ended June 30, 2008 the Securities and Exchange Commission (the “Commission”) on September 25, 2008, (ii) Salton’s definitive proxy statement on Schedule 14A filed with Commission on November 27, 2007, (iii) Salton’s current report on Form 8-K filed with the Commission on May 21, 2008 or (iv) as otherwise described in Salton’s filings with the Commission from time to time.

SPECIAL FACTORS

PURPOSE, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER

Purposes

Background of the Merger

During late May 2006, the Master Fund had discussions with certain members of Salton’s senior management, Houlihan Lokey Howard & Zukin Capital, Inc. (“HLHZ”) , Salton’s financial advisor, and representatives of Centre Partners Management LLC, the beneficial owner of 40,000 shares of Series A Preferred Stock of Salton (the “Series A Preferred Stock”), concerning a purchase of some or all of such shares of Series A Preferred Stock beneficially owned by Centre Partners Management LLC. As part of the proposed transaction, Harbinger requested that the two members of Salton’s board of directors designated by Centre Partners Management LLC resign and a designee of the Master Fund be elected to Salton’s board of directors upon closing of the transaction. In connection with these discussions, Harbinger disclosed that it was the majority holder of Salton’s second lien notes (the “Second Lien Notes”), a significant holder of the outstanding 121/4% Senior Subordinated Notes due 2008 (the “2008 Notes”) and a holder of certain of Salton’s outstanding Series C Preferred Stock.

On June 2, 2006, Salton’s board of directors, together with HLHZ and Sonnenschein Nath & Rosenthal LLP (“Sonnenschein”), Salton’s legal adviser, met to discuss the proposed sale by certain affiliates of Centre Partners Management LLC of 30,000 shares of Series A Preferred Stock to the Master Fund for an aggregate purchase price of $15,000,000. In connection with the proposed transaction, Harbinger requested a written acknowledgment that (a) Salton’s board of directors would elect David Maura as a Class II director and (b) Salton would use its reasonable efforts to modify its rights plan to, among other things, increase the beneficial ownership threshold to 25% for a person or group to become an “Acquiring Person” thereunder. Salton’s board of directors approved the written acknowledgment, elected David Maura as a Class II director, accepted the resignations from our board of directors of Robert A. Bergmann and Bruce G. Pollack (each of whom had been designated by Centre Partners Management LLC) and authorized the amendment to the rights plan.

On June 13, 2006, the Master Fund and other reporting persons named therein filed a Schedule 13D with respect to Salton indicating that they had purchased from certain funds managed by Centre Partners Management

LLC 30,000 shares of Series A Preferred Stock, which represented beneficial ownership of 2,647,067 shares of Salton common stock or approximately 15.54% of the outstanding shares of Salton common stock. The Master Fund also disclosed it had a short position of 709,560 shares of Salton common stock. As the purpose for the transaction, the reporting persons stated, “The Reporting Persons recognize the strength of the Issuer’s portfolio of products and the well recognized brand names. The Reporting Persons are committed to working with the Issuer to capitalize on these strengths and enhance stockholder value. Accordingly, among other things, (a) Mr. Maura intends to communicate with the management of the Issuer, its other directors, or both, (b) Mr. Maura may communicate with the Master Fund, (c) the Master Fund may, in its capacity as a stockholder, communicate with Mr. Maura, the other directors, the management of the Issuer or some combination of the foregoing, (d) the Master Fund may seek to acquire or dispose of additional securities issued by the Issuer, (e) Mr. Maura intends to play an active role as a director, (f) Mr. Maura intends, the Master Fund may seek, to play a constructive role in assisting the Issuer to enhance stockholder value and (g) consistent with his fiduciary duties, Mr. Maura is evaluating and may pursue, and the Master Fund may pursue, actions intended to enhance stockholder value, which may include the sale of Issuer assets to enhance liquidity; a restructuring of the Issuer’s indebtedness; and changes in the present board of directors and/or management of the Issuer. The Reporting Persons further reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s creditors, the Issuer’s stockholders and others. Other than as set forth above, the Reporting Persons have no plan or proposal as of the date of this filing which, other than as expressly set forth above, relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.”

Also on October 19, 2006, the Master Fund and Harbinger Capital Partners Offshore Manager, L.L.C. sent a letter to Salton’s board of directors stating that, as announced publicly earlier in the day, affiliates of the Master Fund had executed a binding agreement to acquire Applica Incorporated, a Florida corporation (referred to herein as “Applica”), a marketer and distributor of a broad range of branded and private-label small household appliances, and believed that a combination of Salton and Applica was compelling. They cited that consolidation in this industry was inevitable and likely to evolve rapidly and that a combination of Salton and Applica would offer the best outcome for Salton’s stockholders. The letter stated that the Master Fund proposes to enter into discussions with Salton in an effort to reach an agreement in respect of a transaction pursuant to which the Master Fund or one of its affiliates would acquire Salton on a basis that would provide Salton’s common stockholders with an attractive offer for their shares of common stock. The letter also requested legal, business and financial due diligence and stated that David Maura, who was then a member of Salton’s board of directors, was a consultant to the Master Fund and it was anticipated that he would work on the Master Fund’s behalf in connection with the proposed transaction. The letter was attached to an amended Schedule 13D with respect to Salton filed by the Master Fund and other reporting persons named therein filed on October 20, 2006.

On October 22, 2006, Salton’s board of directors met to discuss the letter from Harbinger Capital. After a thorough review of the process and discussions among Salton’s directors, senior management, HLHZ and Sonnenschein, Salton’s board of directors unanimously (with Mr. Maura excusing himself from deliberations and voting) determined that, in light of the expressions of interest by third parties in possible transactions, it was now appropriate to initiate an external process to explore strategic alternatives to enhance stockholder value. Salton’s board of directors also formed a special committee of independent directors, consisting of Daniel J. Stubler (Chairperson), Jason B. Mudrick and Bruce J. Walker, for this process and engaged HLHZ as financial advisor to assist our board and the special committee in this process. A press release announcing these actions by Salton’s board of directors was made on October 23, 2006 prior to the opening of the market. Salton’s board believed that a special committee to assist our board was appropriate because (a) Mr. Maura, a designated director of Harbinger, was then serving on the board and (b) there was an expectation that a significant number of meetings would be necessary to review potential strategic alternatives. The special committee monitored developments with respect to the possible transaction between board meetings with Salton’s legal and financial advisors, and reported to the full board (except for Mr. Maura, who did not participate and abstained from voting on any matter relating to potential transactions involving Harbinger Capital Partners). The special committee was never authorized or asked to give final approval of the proposed merger, as our board determined that no conflict of interest existed and reserved final approval of such strategic alternatives.

On October 26, 2006, Salton entered into a confidentiality agreement with the Master Fund, which included a 90 day standstill provision and a provision prohibiting Salton from providing confidential information to any person unless such person had executed a confidentiality agreement with standstill restrictions that are at least as restrictive as those contained in the confidentiality agreement with the Master Fund. The Master Fund and other reporting persons named therein file an amended Schedule 13D with respect to Salton later that day attaching the confidentiality agreement as an exhibit.

On November 3, 2006, Salton and the Master Fund entered into an amendment to the confidentiality agreement between the parties dated October 26, 2006 to delete section 15 thereto, which required Salton to publish certain of its material non-public information shortly after the expiration of the standstill period contained in the confidentiality agreement. This amendment was required in order to allow the Master Fund access to certain confidential information of Salton which otherwise could not be provided to them based on the disclosure requirements in section 15 of the confidentiality agreement. The Master Fund filed an amended Schedule 13D with respect to Salton on November 6, 2006 describing this amendment.

In early November 2006, Leonhard Dreimann, then Chief Executive Officer of Salton, had discussions with Mr. Maura concerning the structure and terms of a proposed transaction between Salton and APN Holdco, the parent company of Applica. These discussions resulted in a potential transaction as proposed by the Master Fund whereby Salton would merge with a debt-free Applica with the existing Salton common stockholders retaining an 18% ownership in the combined company. The existing debt and preferred stock obligations of Salton would be refinanced under the proposed transaction. The transaction would not be subject to any financing contingency. This proposal was subject to Salton granting Harbinger Capital exclusivity for 30 days in order to enable it to complete its due diligence and for the parties to negotiate definitive merger documentation. On November 9, 2006, the special committee met with its legal and financial advisors to consider this proposal. Following the special committee meeting, Salton’s board of directors (excluding Mr. Maura) met to consider the proposal, including the granting of exclusivity. Sonnenschein reviewed the legal aspects relating to Harbinger Capital’s request for exclusivity. Salton’s board of directors (with Mr. Maura excusing himself from deliberations and voting) supported the recommendation of the special committee that if an acceptable exclusivity agreement could be negotiated with Harbinger, Harbinger’s proposal was in the best interests of Salton and its stockholders.

On November 13, 2006, NACCO announced it had initiated litigation in the Delaware Chancery Court against Applica and individuals and entities affiliated with Harbinger Capital. The complaint alleged a number of contract and tort claims against the defendants.

On November 15, 2006, Salton entered into an exclusivity agreement with the Master Fund. The agreement provided that Salton would not on or prior to December 15, 2006 solicit, or subject to certain exceptions, otherwise negotiate any acquisition proposal involving Salton with any person other than Harbinger Capital on terms substantially consistent with those discussed by the parties on or about the date hereof. Harbinger Capital agreed to use its commercially reasonable efforts to complete its due diligence and negotiate customary commitment letters in respect of financing for the combined companies, in each case prior to December 15, 2006. Salton issued a press release concerning this agreement prior to the market opening on November 16, 2006. The Master Fund and other reporting persons defined therein filed an amended Schedule 13D with respect to Salton on November 16, 2006 disclosing this agreement.

Also on November 15, 2006, the Master Fund and other reporting persons named therein filed an amended Schedule 13D with respect to Applica stating that they strongly believe the lawsuit filed by NACCO was without merit and, together with Applica, intends to defend vigorously its position.

During November and December 2006, Harbinger Capital and its legal and financial advisors continued conducting legal, financial and business due diligence on Salton. On November 25, 2006, Mr. Maura accompanied Mr. Dreimann on a due diligence visit to Salton Europe’s headquarters in Manchester, England.

On December 12, 2006, Harbinger’s legal advisor provided draft merger documentation to Sonnenschein and, over the next several weeks, the parties and their respective counsel negotiated the terms of the merger agreement and the other transaction documents while the due diligence investigation continued.

On December 14, 2006, the special committee and subsequently Salton’s board of directors met to consider an extension of the previously announced exclusivity agreement with the Master Fund. Senior management of Salton and representatives of HLHZ and Sonnenschein attended these meetings. At the meetings, senior management and HLHZ updated the directors on the status of Harbinger’s due diligence on Salton and Salton’s due diligence on Applica. Sonnenschein updated the directors on the status of the negotiations on the merger agreement. In addition to ongoing negotiations with respect to the merger consideration, the significant issues relating to the merger documents included: (a) Harbinger’s request that Salton agree to have a stockholder vote on the merger even if a third party were to make a superior proposal; (b) Harbinger’s request that Contrarian Capital Management L.L.C. enter into a voting agreement with Harbinger agreeing to vote in favor of the merger; (c) Harbinger’s request for a termination fee of $5 million and up to $2 million of expenses under certain circumstances; and (d) Salton’s request that Harbinger agree to certain corporate governance protections for a period following the merger. Salton’s board of directors (with Mr. Maura excusing himself from deliberations and voting), based upon the recommendation of the special committee, unanimously approved an extension of the exclusivity agreement with the Master Fund. The agreement provided that Salton would not on or prior to January 2, 2007 solicit or, subject to certain exceptions, otherwise negotiate any acquisition proposal involving Salton with any person other than Harbinger.

On December 15, 2006, NACCO announced that through an indirect, wholly owned subsidiary, it had commenced a cash tender offer to purchase all of the issued and outstanding shares of common stock of Applica at an offer price of $6.50 per share. The tender offer would close on January 16, 2007.

On December 15, 2006, Harbinger Capital entities entered into amendment no. 1 to the agreement and plan of merger dated October 19, 2006 with Applica to increase the cash price to be paid per share to $6.50. On December 15, 2006, the Master Fund and other reporting persons named therein filed an amended Schedule 13D with respect to Applica disclosing this amendment and Applica issued a press release disclosing this revision.

On December 15, 2006, the Master Fund and other reporting persons named therein filed an amended Schedule 13D with respect to Salton disclosing the extended exclusivity agreement. The amended Schedule 13D filing also disclosed holdings by Harbinger Capital of 47,164 shares of Salton’s Series C Preferred Stock, of which 26,177 shares were purchased on April 25, 2006 and 20,987 shares were purchased on August 30, 2006. The amended Schedule 13D also disclosed that Harbinger Capital owned $16,700,000 principal amount of 2008 Notes.

On December 21, 2006, NACCO announced that through an indirect, wholly owned subsidiary, it had increased its offer price in its cash tender offer to purchase all of the issued and outstanding shares of common stock of Applica from $6.50 to $7.00 per share.

On December 22, 2006, Harbinger Capital entities entered into amendment no. 2 to the agreement and plan of merger dated October 19, 2006 as amended with Applica to increase the cash price to be paid per share to $7.00. On December 22, 2006, the Master Fund and other reporting persons named therein filed an amended Schedule 13D with respect to Applica disclosing this amendment.

On December 26, 2006, NACCO announced that through an indirect, wholly owned subsidiary, it had increased its offer price in its cash tender offer to purchase all of the issued and outstanding shares of common stock of Applica from $7.00 to $7.50 per share.

On December 27, 2006, Harbinger Capital entities entered into amendment no. 3 to the agreement and plan of merger dated October 19, 2006 as amended with Applica to increase the cash price to be paid per share to $7.50. On December 27, 2006, the Master Fund and other reporting persons named therein filed an amended Schedule 13D with respect to Applica disclosing this amendment.

On December 28, 2006, Salton’s board of directors, together with HLHZ and Sonnenschein, met to consider the proposed issuance of 701,600 shares common stock for an aggregate purchase price of $1,754,000 ($2.50 per share) and the subsequent repurchase from Harbinger Capital of $1,754,000 Salton’s outstanding 2008 Notes. On December 27, 2006, Salton’s common stock had closed at $2.26 per share. Salton’s board of directors (with Mr. Maura excusing himself from deliberations and voting) approved these transactions, which were consummated on December 28, 2006.

During December and into early January, management of Salton and Applica, with the assistance of an independent accounting firm, prepared estimated combined entity synergies and met to discuss these estimates. These estimates reflected expected pre-tax annual cost synergies of at least $50 million by the end of fiscal 2008.

As the potential purchase of Applica by entities related to Harbinger Capital became delayed due to the tender offer for the shares of Applica common stock initiated by NACCO, Salton began to have discussions in late December 2006 with Harbinger Capital concerning potential deleveraging transactions for Salton. This included discussions concerning the conversion of debt of Salton owned by Harbinger Capital into newly issued shares of common stock of Salton. The discussions focused on the potential conversion of a significant portion of the 2008 Notes owned by Harbinger Capital into newly issued shares of Salton common stock. However, the conversion of a significant amount of debt owned by Harbinger Capital into common stock would require a vote of Salton stockholders due to NYSE continuing listing requirements. As a result of these requirements, negotiations with Harbinger Capital on a debt for equity conversion focused on a potential near term transaction and a potential longer term transaction once approvals could be obtained.

On January 2, 2007, the previously announced exclusivity agreement between the Master Fund and Salton expired and was not extended.

On January 3, 2007, the Master Fund and other reporting persons named therein filed an amended Schedule 13D which disclosed the stock issuance and debt repurchase agreements with Salton discussed above and disclosed the beneficial voting ownership of Harbinger Capital entities in Salton increased to 3,348,667 shares or 18.88% of the outstanding voting shares reflecting the 701,600 common shares issued in the stock purchase on December 28, 2006 and 2,647,067 shares issuable upon the conversion of 30,000 shares of Series A Preferred Stock.

Also on January 3, 2007, NACCO announced that through an indirect, wholly owned subsidiary, it had increased the offer price in its cash tender offer to purchase all of the issued and outstanding common stock of Applica from $7.50 per share to $7.75 per share.

Later on January 3, 2007, Harbinger Capital entities entered into amendment no. 4 to the agreement and plan of merger dated October 19, 2006 as amended with Applica to increase cash price to be paid per share to $7.75. Also on January 3, 2007, the Master Fund and other reporting persons named therein filed an amended Schedule 13D with respect to Applica disclosing this amendment.

On January 9, 2007, NACCO announced that through an indirect, wholly owned subsidiary, it had increased the offer price in its cash tender offer to purchase all of the issued and outstanding common stock of Applica from $7.75 per share to $7.90 per share.

On January 12, 2007, Applica issues a press release announcing that its board had once again recommended that shareholders reject the revised offer announced by NACCO on January 9, 2007 and not tender their shares in the NACCO offer.

On January 16, 2007, NACCO announced that through an indirect, wholly owned subsidiary, it had increased the offer price in its cash tender offer to purchase all of the issued and outstanding common stock of Applica from $7.90 per share to $8.05 per share.

On January 16, 2007, Harbinger Capital entities entered into amendment no. 5 to the agreement and plan of merger dated October 19, 2006 as amended with Applica to increase cash price to be paid per share to $8.25. As a condition to the increased merger consideration, Applica agreed to increase the termination fee payable if the Harbinger Capital merger agreement is terminated under certain circumstances to $7.0 million plus up to $3.3 million of reasonable, documented, third party, out of pocket expenses. Also on January 17, 2007, the Master Fund and other reporting persons named therein filed an amended Schedule 13D with respect to Applica disclosing this amendment.

On February 7, 2007, SFP Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Salton, and APN Holdco entered into an Agreement and Plan of Merger (the “Applica Merger Agreement”) with Salton. As a result of the merger contemplated under the Applica Merger Agreement (the “Applica Merger”), the Master Fund and the Special Fund would receive in the aggregate approximately 83% of the outstanding common stock of Salton immediately following the Applica Merger.

On July 31, 2007, APN Holdco delivered to Salton a Notice of Termination of the Applica Merger Agreement (“Notice of Termination”). Such Notice of Termination was delivered pursuant to Section 8.1(e) of the Applica Merger Agreement, which section permitted either Salton or APN Holdco to terminate the Applica Merger Agreement if the Merger had not occurred prior to July 31, 2007.

On October 1, 2007, APN Holdco, entered into an Agreement and Plan of Merger (the “New Merger Agreement”) with Salton and Merger Sub. Pursuant to, and subject to the terms and conditions set forth in the New Merger Agreement, Merger Sub would merge with and into APN Holdco (the “APN Merger”) and as a result thereof, the shares of common stock of APN Holdco issued and outstanding immediately prior to the effective time of the APN Merger would be converted into an aggregate of 595,500,405 Shares, and APN Holdco would become a wholly-owned subsidiary of Salton. Shares of Common Stock of Salton outstanding immediately prior to the APN Merger would remain outstanding following the APN Merger.

The New Merger Agreement also contemplated that at its effective time Salton would execute and deliver on behalf of itself and its subsidiaries a release releasing APN Holdco, Applica, the Harbinger Funds and their respective affiliates from any and all causes of actions and liabilities arising prior to the effective time, including with respect to the termination by APN Holdco of the Agreement and Plan of Merger, dated as of February 7, 2007, among Salton, Merger Sub and APN Holdco.

On December 28, 2007, the APN Merger closed. In connection with such closing and the transactions related thereto, the Harbinger Funds acquired an aggregate of 673,195,353 additional Shares and an aggregate of 110,231.336 shares of Series D Preferred Stock of Salton. As a result, the Harbinger Funds beneficially owned approximately 92% of the outstanding shares of Salton and all of the outstanding shares of Series D Preferred Stock of Salton.

On July 17, 2008 the Master Fund purchased from Contrarian Capital Management, LLC, in a privately negotiated transaction, 17,103,953 Shares for a purchase price of $0.23 per Share.

In September 2008, the Funds began to consider the potential benefits of taking Salton private and on September 24, 2008, the Harbinger Funds formed Acquisition Co. for such purpose.

On September 30, 2008, the Harbinger Funds authorized Acquisition Co. and the Board of Directors of Acquisition Co. authorized its management to proceed with a proposal to merge Acquisition Co. with and into Salton. The purpose of the Merger is for the Harbinger Funds to acquire the minority public interest in Salton. Following the Merger, the Harbinger Funds will hold 100% ownership of Salton. Acquisition Co. believes that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the Public Stockholders because the Shares are not readily saleable in the public market. Acquisition Co. also believed that given Salton’s very small public float (estimated to be approximately $13,488,225 million as of September 30, 2008), the costs of maintaining Salton’s status as a public company are not justified.

Later on September 30, 2008, (i) the Harbinger Funds entered into a Contribution Agreement (the “Contribution Agreement”) with Acquisition Co., pursuant to which the Harbinger Funds will contribute to Acquisition Co. a total of 691,000,906 Shares immediately prior to the consummation of the Merger for the sole purpose of holding such Shares and merging with the Salton and (ii) the Reporting Persons filed an initial Schedule 13E-3 (the “Schedule 13E-3”) with the Securities and Exchange Commission announcing the Harbinger Funds’ intention to cause Acquisition Co. to effect a the Merger with Salton, pursuant to which each outstanding Share (other than Shares held by Grill Acquisition and stockholders of Salton who properly exercise statutory appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive $0.33 per Share in cash, and then to cause Salton to deregister the Shares under the Exchange Act.

On October 31, 2008, Applica Water Products LLC, a Delaware limited liability company (“Applica”) and a wholly-owned subsidiary of Salton, entered into a definitive Merger Implementation Agreement (the “Merger Implementation Agreement”) with Island Sky Australia Limited., an Australian public corporation (“Island Sky”). Under the Merger Implementation Agreement, Island Sky will propose a scheme of arrangement for Applica to acquire all outstanding shares of Island Sky’s minority shareholders for AUD0.45 (approximately US$0.297) per share in cash (the “Transaction”). The Transaction is part of a larger growth strategy by Salton to acquire or invest in complementary or competitive businesses, products or technologies related to Salton’s water businesses. Despite the possibility of unforeseen operating difficulties and expenditures that may arise in integrating acquired assets into Salton’s operations, the Filing Persons believes that Salton’s sales and earnings for the 2009 calendar year could experience a material increase as a result of these investments. Given the potential upside to earnings should Salton’s plans be attained, the Filing Persons have increased the cash consideration of the Merger to $0.75 cents per Share, up from the original cash consideration of $0.33 per Share.

Alternatives

The Filing Persons believe that effecting the transaction by way of a short-form merger with Acquisition Co. under Section 253 of the DGCL is the quickest and most cost effective way for the Harbinger Funds to acquire the outstanding public minority equity interest in Salton. The Filing Persons considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of Salton’s Board of Directors and of the Public Stockholders of Salton. The Filing Persons also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger would likely still be required.

Reasons

In determining whether to acquire the outstanding public minority equity interest in Salton and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking Salton private:

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the reduction in the amount of public information available to competitors about Salton’s businesses that would result from the termination of Salton’s obligations under the reporting requirements of the Securities and Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the Commission;

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the decrease in costs associated with being a public company (for example, as a privately held entity, Salton would no longer be required to file quarterly, annual, or other periodic reports with the Commission, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002 (“SOX”)), which the Filing Persons anticipate should result in savings of approximately $1.5-2.0 million per year in costs related to being a public company;

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the elimination of additional burdens on management associated with public reporting and other tasks resulting from Salton’s public company status, including, for example, the dedication of time by and resources of Salton’s management and Board of Directors to stockholder inquiries and investor and public relations;

•	the greater flexibility that Salton’s management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company;

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the fact that the public market offers very little liquidity for investors, as average daily trading volume of Salton’s Shares during the three-month period ended September 29, 2008, October 30, 2008 and November 13, 2008 was only 46,291, 67,321 and 86,872 Shares, respectively, and the fact that since Salton has failed to meet the listing requirement of the Nasdaq SmallCap Market to maintain a minimum bid price of $1.00 per Share, the Shares have been traded as over-the-counter securities on The Pink Sheets Electronic Quotation Service and investors essentially have had no public market in which to efficiently sell their Shares; and

•	the lack of interest by institutional investors in companies with a limited public float.

The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in Salton, including leaving Salton as a majority-owned, public company. In the view of the Filing Persons, the principal advantage of leaving Salton as a majority-owned, public company would be the potential investment liquidity of owning securities of a public company and the possibility for use of Salton’s securities to raise capital or make acquisitions. However, Salton has not taken advantage of these benefits, and the Filing Persons do not expect Salton to do so in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to Salton do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.

The Filing Persons also considered a variety of risks and other potentially negative factors for the Public Stockholders and the Filing Persons concerning the Merger, including the fact that:

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following the Merger, if Salton’s financial condition improves, the Public Stockholders will not participate in any future earnings of or benefit from any increases in Salton’s value, and other than optionholders, only the Filing Persons would benefit by an increase in the value of Salton;

•	for U.S. federal income tax purposes generally, the cash payments made to the Public Stockholders pursuant to the Merger will be taxable to the Public Stockholders;

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the Public Stockholders have not been represented in discussions about the Merger, either by the Board of Directors of Salton (which, by statute, is not involved in the short-form merger process) or an independent committee representing the interests of the Public Stockholders;

•	if Salton continues as a going concern in the future, the Filing Persons and Salton will be the sole beneficiaries of the cost savings that result from going private; and

•	the Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.

The Filing Persons determined that if they had suspended Salton’s filing and other obligations under the Exchange Act, Salton would have achieved cost savings in excess of $1.5-2.0 million each of the past two fiscal years with respect to the public reporting requirements, including costs related to director and officer liability insurance premiums, compensation to employees, independent auditor fees, legal fees, and transfer agent, printing, and other costs related to being a public company. Such estimated cost savings weighed in favor of effecting the Merger.

The principal disadvantage of leaving Salton as a majority-owned, public company considered by the Filing Persons is the inability to achieve the significant cost-saving benefits discussed above. The Filing Persons believe that Salton management has reduced corporate overhead as much as possible, and that the costs associated with being a public reporting company represent a significant portion of Salton’s total overhead. The Filing Persons believe these costs will only continue to increase. In sum, the Filing Persons concluded that the advantages of leaving Salton as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons also considered the low volume of trading in the Shares and considered the fact that the Merger would result in immediate, enhanced liquidity for the Public Stockholders. In addition, the Filing Persons considered the downward trends in the price of the Shares during the past 12 months. While the reported sale prices and reported bid and asked prices of the Shares at times have been in excess of the Merger Price over the past year, the Filing Persons believe that the market for the Shares is so illiquid that all Public Stockholders would not be able to sell their shares within a short period of time at or above the currently reported Merger Price. In addition, the Merger Price represents a premium of $0.61 per Share, $0.45 per Share and $0.12 per Share or 81.3%/60%/16% over the reported bid and asked prices of the Shares at the close of business on September 29, 2008, October 30, 2008 and November 13, 2008, respectively. The Merger offers all Public Stockholders the opportunity to sell their shares for one price at the same time, without the payment of any brokerage fee or commission, and thereby benefits the Public Stockholders.

The Filing Persons have determined to effect the Merger at this time (i.e., on or about December 7, 2008) because they wish to immediately realize the benefits of taking Salton private, as discussed above. Salton’s stock price was not a significant factor in the timing of the Filing Persons’ decision to propose the Merger.

This Rule 13e-3 transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows Salton to become a privately held company without any action by the Board of Directors of Salton or the Public Stockholders.

Effects

General. Upon completion of the Merger, the Harbinger Funds will have complete control over the conduct of Salton’s business and will have a 100% interest in the net assets, net book value, and net earnings of Salton, subject to the right of current optionholders to purchase interests in the surviving corporation. In addition, upon completion of the Merger, only the Harbinger Funds will receive the benefit of the right to participate in any future increases in the value of Salton and will bear the risk of any losses incurred in the operation of Salton and any decrease in the value of Salton. The Harbinger Funds will indirectly realize all of the benefit in the estimated savings of approximately $1.5-2.0 million per year in costs related to being a public company. The beneficial ownership of the Harbinger Funds in Salton immediately prior to the Merger amounts to approximately 94.4%, in the aggregate.

Stockholders. Upon completion of the Merger, the Public Stockholders will no longer have any interest in, and will not be stockholders of, Salton and therefore will not participate in Salton’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of Salton. In addition, the Public Stockholders will not share in any distribution of proceeds after any sales of businesses of Salton, whether contemplated at the time of the Merger or thereafter. See Item 6(c) “Purposes of the Transaction and Plans or Proposals—Plans,” beginning on Page 35 of this Schedule 13E-3. All of the Public Stockholders’ other incidents of stock ownership, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Salton, and to receive appraisal rights upon certain mergers or consolidations of Salton (unless such appraisal rights are perfected in connection with the Merger) will be extinguished upon completion of the Merger. Instead, the Public Stockholders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in Salton, in the form of the Shares. However, the Public Stockholders will be required to surrender their Shares involuntarily in exchange for the Merger Price and will not have the right to liquidate the Shares at a time and for a price of their choosing. In summary, if the Merger is completed, the Public Stockholders will have no ongoing rights as stockholders of Salton (other than statutory appraisal rights in the case of Public Stockholders who are entitled to and perfect such rights under the DGCL).

The Shares. Once the Merger is consummated, public trading of the Shares will cease. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, Salton will no longer be required to file annual, quarterly, and other periodic reports with the Commission under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the Harbinger Funds will no longer be subject to reporting their ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to Salton certain profits from the purchase and sale of Shares.

The Options. As of June 30, 2008, Salton had approximately 9.5 million options outstanding, approximately 193.7 million stock options available to be granted and approximately 203.2 million stock options authorized under its plans. In connection with the Merger, any Company Stock Option, except with respect to options granted in 2008 under the Salton 2007 Omnibus Equity Award Plan to acquire 2,250,000 shares of common stock subject to performance based vesting, will be cancelled and exchanged into the right to receive, within 10 days after the Effective Date, the Option Payment.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences relevant to a United States Holder (as defined below) of the Merger. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), United States judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below. No ruling has been obtained, and no ruling will be requested, from the Internal Revenue Service with respect to any of the United States federal income tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions that are reached and describe herein.

The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to particular investors and does not address state, local, foreign, or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under the U.S. federal income tax laws (such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers or traders in securities or currencies, investors whose functional currency is not the U.S. dollar, persons holding the stock as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” persons who acquired their stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services, or investors other than United States Holders.

For purposes of this summary, the term “United States Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any state thereof (or the District of Columbia);

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust (x) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust, and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all substantial decisions of the trust; or (y) that has an election in effect under applicable income tax regulations to be treated as a United States person.

If a partnership is a beneficial owner of the Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds the Shares, you should consult your tax advisor regarding the tax consequences of the Merger.

ALL BENEFICIAL OWNERS OF SHARES SHOULD CONSULT THEIR TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

The receipt of cash by a United States Holder pursuant to the Merger or pursuant to the United States Holder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes. A United States Holder will generally recognize U.S. source capital gain or loss on the disposition of Shares equal to the difference, if any, between the amount of cash the United States Holder receives in the Merger and the United States Holder’s adjusted tax basis in the Shares. A United States Holder’s basis in a Share will generally be the cost at which it was purchased. Capital gain or loss will be long-term capital gain or loss if the United States Holder held the Shares for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations under the Internal Revenue Code.

Information Reporting and Backup Withholding Tax

Under certain circumstances, the Internal Revenue Code imposes a backup withholding obligation on certain reportable payments. Proceeds from the exchange or disposition of Shares pursuant to the Merger that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a United States Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at the rate of 28%) if a United States Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a United States Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the Internal Revenue Service. Stockholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Tax Consequences

Salton underwent an ownership change on December 28, 2007 when the Harbinger Funds became controlling stockholders of Salton, owning approximately 92% of the outstanding Shares. As a result of such ownership change, the net operating loss carryforwards of Salton are subject to significant limitations under the Internal Revenue Code. Currently, approximately 94.4% of Salton’s Shares are owned by the Harbinger Funds. The net operating loss carryforwards of Salton were not further limited by the increase in ownership of Salton by the Harbinger Funds from approximately 92% to 94.4%, nor will they be further limited by the increase in ownership of Salton by the Harbinger Funds from approximately 94.4% to 100% as a result of the Merger. The amount of the net operating loss carryforwards available to reduce future taxable income of Salton is approximately $110 million over the next 18 years. Salton’s domestic operating loss carryforwards were generated from 1999 through 2008 and begin expiring in 2019. The maximum amount of these losses that may be utilized annually was $19.6 million as of June 30, 2008, will be $10.7 million as of June 30, 2009 and is estimated to be approximately $5.0 million for each year thereafter through 2026. After the Merger, only the Filing Persons, as the sole owner of Salton, will benefit from any reduction in future taxable income of Salton due to these net operating loss carryforwards.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Because each of Acquisition Co. and the Master Fund may be deemed to be the beneficial owners of a majority of the Shares, each of Acquisition Co. and the Master Fund may be deemed “affiliates” of Salton within the meaning of Rule 13e-3 under the Exchange Act. Accordingly, each of the Filing Persons is expressing its belief as to the substantive and procedural fairness of the Merger to the Public Stockholders.

Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the unaffiliated stockholders of Salton (and that at least fair value is being paid for the Shares). This belief is based on the following positive factors:

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Financial Analysis. In considering the fairness of the Merger from a financial point of view to the unaffiliated stockholders of Salton, the Filing Persons reviewed and adopted an analysis of the ranges of potential values of the Shares that result from the application of generally accepted valuation methodologies. This financial analysis, including the selection of valuation methodologies, was prepared by the Filing Persons.

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Liquidity. The market price and relative lack of liquidity for the Shares, and the liquidity that will be realized by the unaffiliated stockholders of Salton from the Merger. The Filing Persons believe that the liquidity that would result from the Merger would be beneficial to the unaffiliated stockholders of Salton because the Filing Persons’ ownership of approximately 94.4% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons. The Merger will provide consideration to the unaffiliated stockholders of Salton entirely in cash.

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Net Tangible Assets Multiple Valuation. The Filing Persons elected not to use this method of valuation because net tangible assets multiples are traditionally not utilized to value consumer products companies such as Salton but rather are often used as a valuation technique with respect to companies in the financial industry.

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Net Book Value Multiple Valuation. The Filing Persons elected not to use this method of valuation because net book value multiples are traditionally not utilized to value consumer products companies such as Salton but rather are often used as a valuation technique with respect to companies in the financial industry.

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Selected Precedent Transactions Valuation. The Filing Persons elected not to use this method of valuation as they determined that it would be immaterial in light of the limited mergers and acquisitions activity in the Small Appliances and Electronics Industry during the last 24 months. Furthermore, given the current capital markets environment, the very few transactions that would apply, were completed under vastly different financial and macroeconomic circumstances.

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Earnings Multiple Valuation. The Filing Persons elected not to use this method of valuation as Salton has generated negative net income, even on an adjusted basis, for the Pro Forma LTM period and is also expected to do so for the CY 2008E period.

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Liquidation value analysis. The Filing Persons did not consider the Merger Price as compared to any implied liquidation value because it was not contemplated that Salton be liquidated, whether or not the Merger was completed. Moreover, liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business.

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Discounted Cash Flow Analysis. The Filing Persons did not consider using discounted cash flow analysis to calculate the equity value of Salton because the Filing Persons have not prepared long-term projections necessary to perform such an analysis.

•

Appraisal rights. Although the Merger does not require the approval of a majority of the unaffiliated stockholders of Salton or a majority of disinterested directors, and there has not been a representative of the unaffiliated stockholders of Salton to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the unaffiliated stockholders of Salton will be entitled to exercise appraisal rights to have determined and to receive a court-determined fair value for their Shares under Section 262 of the DGCL (see Item 4(d), “Terms of the Transaction—Appraisal Rights” beginning on page 20 of this Schedule 13E-3) and because the Filing Persons are providing advance notice of the Merger. Therefore, the Filing Persons believe that they have disclosed fully the relevant information to permit the unaffiliated stockholders of Salton to determine whether to accept the Merger Price or to seek appraisal for their Shares. Additionally, the Merger is intended to comply with Section 253 of the DGCL, which prescribes procedures for “short-form” mergers.

The Filing Persons have considered all of the foregoing factors and related analyses prepared by the Filing Persons as a whole to support their belief that the Merger is substantively and procedurally fair to the unaffiliated stockholders of Salton.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is procedurally and substantively fair to the unaffiliated stockholders of Salton, the Filing Persons have considered the following five negative factors:

•

No future participation in the prospects of Salton. Following the consummation of the Merger, the unaffiliated stockholders of Salton will cease to participate in the future earnings or growth, if any, of Salton, or benefit from an increase, if any, in the value of their holdings in Salton.

•

Conflicts of interests. The interests of the Filing Persons in determining the Merger Price are adverse to the interests of the unaffiliated stockholders of Salton and the fact that certain officers and directors of Salton may have actual or potential conflicts of interest in connection with the Merger. Some of our officers and directors are also officers and directors of Salton. In addition, the officers and directors of Salton will continue to be employees of Salton post-closing. Salton has previously awarded various types of equity awards to its directors and officers, including stock options.

•

No opportunity for Salton’s Board of Directors or the unaffiliated stockholders of Salton to vote on the Merger. Because the Merger is being effected pursuant to a short-form merger under Section 253 of the DGCL and consequently does not require approval by Salton’s Board of Directors or Salton’s stockholders (other than the Filing Persons), neither Salton’s Board of Directors nor the unaffiliated stockholders of Salton will have the opportunity to vote on the Merger.

•

No special committee representing the Public Stockholders’ interests. Salton’s Board of Directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the unaffiliated stockholders of Salton and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

•

No fairness opinion. The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.

After having given these additional five negative factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the unaffiliated stockholders of Salton.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the unaffiliated stockholders of Salton, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the unaffiliated stockholders of Salton, as it is their view that the factors they considered provided a reasonable basis to form their belief.

In addition, although the Filing Persons considered current and historical market prices for the Shares, the Filing Persons gave greater weight to other factors. The Filing Persons believe that the market prices are not an accurate indicator because Salton’s Shares are only lightly traded with an average daily trading volumes of 46,291, 67,321 and 86,872 Shares for the three-month period ended September 29, 2008, October 30, 2008 and November 13, 2008, respectively. Consequently, the Filing Persons believe that the sale by any stockholder of Salton of any significant number of Shares would likely result in a correspondingly significant reduction in the market price of the Shares.

Financial Analysis

The financial analysis undertaken by the Filing Persons included the following:

Analyses based on Public Comparables:

(i) multiples of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) (including pro-forma 12 months ended June 30, 2008 (“Pro Forma LTM”) EBITDA, estimated calendar year 2008 (“CY 2008E”) EBITDA and estimated calendar year 2009 (“CY 2009E”) EBITDA; and

(ii) multiples of revenue (including Pro Forma LTM revenue, CY 2008E revenue and CY 2009E revenue).

For items (i) and (ii), the Filing Persons calculated the appropriate multiples by analyzing the financial data of companies engaged in businesses which the Filing Persons judged to be analogous to Salton’s business (the “Comparables”). The Filing Persons limited the Comparables analysis to six companies with significant operations in the marketing and distribution of a broad range of branded small household appliances with enterprise values ranging from $861 million to $8 billion. When considering appropriate multiples for items (i) and (ii), it is important to note that most Comparables are materially more profitable than Salton, which generated EBITDA of $18.9 million for the Pro Forma LTM period. For this reason, the Filing Persons do not believe that an analysis based on EBITDA would provide meaningful results. Therefore, for items (i) and (ii), the Filing Persons determined that it was necessary to adjust Salton’s historical EBITDA upwards by eliminating unusual and extraordinary items per data available in Salton’s public filings. The Filing Persons elected to adjust estimated CY 2008E EBITDA upwards for items (i) and (ii), per data provided in Salton’s public filings, to maintain consistent analyses with the Pro Forma LTM period.

The table below sets forth the upward adjustments to EBITDA for certain non-recurring costs made by the Filing Persons in calculating Salton’s adjusted EBITDA for Pro Forma LTM, CY 2008E and CY 2009E.

Bridge from GAAP Net Income to Adjusted EBITDA

(In millions)

		PF LTM 6/30/2008	CY 2008E(1)	CY 2009E(1)
GAAP Net Income / (Loss)		(66.7)	(21.8)	7.8
Add Back:	Taxes	16.3	14.2	29.7
Add Back:	Interest Expense	49.3	44.9	48.1
Add Back:	Depreciation and Amortization	20.0	15.7	15.2

EBITDA		$18.9	$53.0	$100.8

Adjustments:
Integration and transition expenses		17.9	17.9	—
United Pet Group acquisition costs		4.1	4.1	—
Litigation expenses		5.0	5.0	—

Adjusted EBITDA		$45.9	$80.0	$100.8

(1)	Forecasts based upon the Filing Persons’ estimates of Salton’s Future growth and profitability.

Note: The unaudited, pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved if the Salton / APN Holdco merger had actually taken place at the beginning of the Pro Forma LTM period

•

Pro Forma LTM, CY 2008E EBITDA and CY 2009E EBITDA Multiple Valuations. To calculate the equity value on a going concern basis of Salton based on EBITDA multiple valuation methods, the Filing Persons compared Salton’s EBITDA for Pro Forma LTM, CY 2008E and CY 2009E to the Comparables. Based on discussions with Salton’s management, the Filing Persons reviewed the historical financial information and expectations of the following Comparables:

Selected Public Comparables

	Share Price 9/24/2008	Enterprise Value	Enterprise Value / EBITDA
Company			LTM		CY 2008E		CY 2009E
Jarden Corp.	$24.93	4,458	7.6	x	7.0	x	6.7	x
Helen of Troy Limited	23.21	861	9.4	x	9.7	x	9.3	x
Newell Rubbermaid Inc.	17.49	7,689	7.9	x	8.9	x	8.1	x
Tupperware Brands Corp.	28.32	2,283	7.8	x	7.2	x	6.7	x

Selected Public Comparables

	Share Price 9/24/2008	Enterprise Value	Enterprise Value / EBITDA
Company			LTM		CY 2008E(1)		CY 2009E(1)
Whirlpool Corp.	12.79	8,532	5.3	x	5.5	x	4.9	x
Black & Decker Corp.	61.39	5,105	7.3	x	7.9	x	7.9	x
	Average		7.5	x	7.7	x	7.3	x

(1)	Per equity research reports

EBITDA multiple analysis is useful as a valuation technique because, unlike earnings multiple analysis, it makes it easier to compare the operating performance of companies in a similar industry where one company is highly leveraged and the other is not. EBITDA can be considered an estimation of a company’s ability to generate cash from operations. EBITDA multiples are calculated by dividing a company’s enterprise value, which is the value of a company’s equity, plus debt, plus minority interest, plus preferred equity, minus cash and equivalents, by the company’s EBITDA. Enterprise value is an indicator of how the market attributes value to a firm as a whole ongoing entity. The Filing Persons have calculated the value of a company’s equity as the product of the company’s closing stock price as of September 24, 2008 multiplied by the number of shares outstanding. As indicated, the Comparables’ enterprise values are an average of 7.5x LTM EBITDA, 7.7x CY 2008E EBITDA, and 7.3x CY 2009E EBITDA. EBITDA estimates for the Comparables were obtained individually from equity research reports. To calculate the price per Share based on EBITDA multiples for Pro Forma LTM, CY 2008E and CY 2009E, the Filing Persons divided the implied equity value of Salton (as calculated using the EBITDA multiples) by the number of shares outstanding on September 15, 2008 at each individual valuation.

Using the calculations for Adjusted EBITDA and assumptions for EBITDA multiples described above, the Filing Persons calculated the per Share value of Salton based on EBITDA multiple analyses as follows:

EBITDA Multiple Valuation

(In millions except per share data)

	LTM	CY 2008E(1)	CY 2009E(1)
Average EBITDA Multiple	7.5x	7.7x	7.3x
Salton Adjusted EBITDA	45.9	80.0	100.8
Implied Enterprise Value	346.6	616.0	731.9
(Less): Short-term debt	—	—	—
(Less): Borrowings under senior credit facilities	(115.8)	(115.8)	(115.8)
(Less): Term loans	(164.3)	(164.3)	(164.3)
(Less): Series D Redeemable Preferred Stock	(119.5)	(119.5)	(119.5)
Plus: Cash and cash equivalents	26.1	26.1	26.1

Implied Equity Value	(26.8)	242.7	358.5
Shares outstanding on September 15, 2008 (mm)	732	732	732
Implied Equity Value per Share	$(0.04)	$0.33	$0.49

(1)	Forecasts based upon the Filing Person’s estimates of Salton’s future growth and profitability

Note: Values for Short-term debt, Borrowings under senior credit facilities, Term loans, Series D Redeemable Preferred Stock, and Cash and cash equivalents as of June 30, 2008

As a result, the analyses based upon multiples of LTM EBITDA, CY 2008E EBITDA and CY 2009E EBITDA resulted in implied values of approximately negative $0.04, $0.33, and $0.49 per Share.

•

Pro Forma LTM, CY 2008E and CY 2009E Revenue Multiple Valuations. To calculate the equity value on a going concern basis of Salton based on revenue multiple valuation methods, the Filing Persons compared Salton’s revenue for the 12 months ended June 30, 2008 (“Pro Forma LTM Revenue”), CY 2008E (“CY 2008E Revenue”) and CY 2009E (“CY 2009E Revenue”) to the Comparables. The Filing Persons reviewed the historical financial information and calculated the following revenue multiples and EBITDA margins of the following Comparables based on Company filings and equity research reports:

Selected Public Comparables

($ in millions except per share items)

Company	Share Price 9/24/2008	Enterprise Value	Enterprise Value /			EBITDA Margin
			LTM Revenue	CY 2008E Revenue(1)	CY 2009E Revenue(1)	LTM Revenue	CY 2008E Revenue	CY 2009E Revenue
Jarden Corp.	$24.93	4,458	0.8x	0.8x	0.8x	10.7%	11.4%	11.7%
Helen of Troy Limited	23.21	866	1.3x	1.3x	1.3x	14.1%	13.8%	13.9%
Newell Rubbermaid Inc.	17.49	7,689	1.2x	1.1x	1.1x	14.8%	12.7%	14.1%
Tupperware Brands Corp.	28.32	2,283	1.1x	1.0x	1.0x	13.6%	14.0%	14.4%
Whirlpool Corp.	82.79	8,532	0.4x	0.4x	0.4x	8.0%	7.7%	8.4%
Black & Decker Corp.	61.39	5,105	0.8x	0.8x	0.8x	10.9%	10.4%	10.7%
		Average	0.9x	0.9x	0.9x	12.0%	11.7%	12.2%

(1)	Per equity research reports

Revenue multiples are calculated by dividing a company’s enterprise value by its revenue. As indicated, the Comparables have an average enterprise value of 0.9x Pro Forma LTM Revenue, 0.9x CY 2008E Revenue and 0.9x CY2009E Revenue. Based on an analysis of the Comparables, there is a close correlation between a company’s revenue multiple and its EBITDA margin. In general, companies with higher EBITDA margins will have higher revenue multiples, as EBITDA is a strong indicator of a company’s ability to generate cash from revenue. If Salton’s EBITDA margin for the three aforementioned analysis periods was or is estimated to be close to the average respective EBITDA margins of the Comparables, 0.9x Pro Forma LTM Revenue, 0.9x CY 2008E Revenue and 0.9x CY2009E Revenue would be adequate multiples to use when determining equity value. However, because Salton’s EBITDA margin for the Pro Forma LTM, CY 2008E and CY 2009E periods was or is expected to be significantly below that of the Comparables’ on average, the Filing Persons adjusted the multiple down from the average to a multiple more appropriate for Salton based on its lower EBITDA margins. To calculate the appropriate multiple, the Filing Persons determined the relationship between the Comparables’ revenue multiple and their EBITDA margins using linear regression. Otherwise, to have used a strict average of revenue multiples under these circumstances would have overstated Salton’s actual value. Described in a different way and using the example of Pro Forma LTM, a 0.9x multiple of Pro Forma LTM Revenue implies that a company generates a Pro Forma LTM EBITDA margin of 12%. Salton generated an EBITDA margin during the LTM of 4.8% (significantly less than 12%) and, therefore, the Filing Persons deemed it inappropriate to use a 0.1x revenue multiple to value Salton’s equity based on Pro Forma LTM Revenue.

To calculate the implied price per Share based on multiples of Pro Forma LTM Revenue, CY 2008E Revenue and CY 2009E Revenue, the Filing Persons divided the implied equity value of Salton (as calculated using the revenue multiples) by the number of shares outstanding on September 15, 2008 at each individual valuation.

Using the calculations for Salton’s Adjusted EBITDA and assumptions for revenue multiples in the linear regressions above, the Filing Persons calculated the per Share value of Salton based on revenue multiple analysis as follows:

Revenue Multiple Valuation

($ in millions except per share items)

	LTM	CY 2008E (1)	CY 2009E (1)
Salton Revenue	957.0	989.5	999.3
Salton Adjusted EBITDA	45.9	80.0	100.8
Salton Adjusted EBITDA Margin	4.8%	8.1%	10.1%

Implied Revenue Multiple (using Linear Regression Formula)
Slope	11.822	12.125	11.657
Intercept	(0.491)	(0.494)	(0.516)

Revenue Multiple	0.1x	0.5x	0.7x

Implied Enterprise Value	73.2	480.5	659.3
(Less): Short-term debt	—	—	—
(Less): Borrowings under senior credit facilities	(115.8)	(115.8)	(115.8)
(Less): Term loans	(164.3)	(164.3)	(164.3)
(Less): Series D Redeemable Preferred Stock	(119.5)	(119.5)	(119.5)
Plus: Cash and Cash Equivalents	26.1	26.1	26.1

Implied Equity Value	(300.1)	107.2	285.9
Shares outstanding on September 15, 2008 (mm)	732	732	732
Implied Equity Value per Share	($0.41)	$0.15	$0.39

(1)	Forecasts based upon the Filing Person’s estimates of Salton’s future growth and profitability

Note: Values for Short-term debt, Borrowings under senior credit facilities, Term loans, Series D Redeemable Preferred Stock, and Cash and cash equivalents as of June 30, 2008

As a result, the analysis based upon multiples of Pro Forma LTM Revenue, CY 2008E Revenue and CY 2009E Revenue implied values of approximately negative $0.41, $0.15, and $0.39 per Share.

Valuation Summary

Equity Price per Share
Analyses Based on Public Comparables:
Multiple of Pro Forma LTM EBITDA	$(0.04)
Multiple of CY2008E EBITDA	$0.33
Multiple of CY2009E EBITDA	$0.49
Multiple of Pro Forma LTM Revenue	$(0.41)
Multiple of CY2008E Revenue	$0.15
Multiple of CY2009E Revenue	$0.39

Average	$0.15

At $0.75 per Share, which is $0.60 above the average equity price per Share of $0.15, the Merger will enable the unaffiliated stockholders of Salton to realize cash for their shares, not subject to any financing condition, at a premium to $0.14 per Share, $0.30 per Share and $0.63 per Share, the last sale price for a Share on September 29, 2008, October 30, 2008 and November 13, 2008, the last dates on which Shares traded prior to the initial date of filing of Schedule 13E-3, Amendment No. 1 to the Schedule 13E-3 and this Amendment No. 2 to the Schedule 13E-3, respectively.

Additional Value to Salton Shareholders

Due to recent investments and future plans for investments in Salton’s water businesses, including the prospective acquisition of Island Sky, the Filing Persons believe that its 2009 sales and earnings could experience a material increase. There is significant execution risk inherent to Salton’s plans to build out its water businesses that could result in Salton incurring material losses and even a write down of its investments. However, we believe that, should Salton’s plans for its water businesses be attained, EBITDA could increase by $20 million to $50 million. These expected results in Salton’s water division would be entirely incremental to the expected EBITDA of $100 million that the Salton appliance division is currently projected to earn in calendar year 2009.

As a result, the Filing Persons have included the following additional analysis:

Analyses of Salton’s Water Businesses based on Public Comparables:

The Filing Persons calculated the appropriate multiple of CY 2009E EBITDA by analyzing the financial data of companies engaged in businesses which the Filing Persons judged to be analogous to Salton’s prospective water business (the “Water Comparables”). Based on discussions with Salton’s management, the Filing Persons reviewed the historical financial information and expectations of the following Water Comparables:

Selected Public Water Comparables

(In millions except per share data)

Company	Share Price 10/27/2008	Enterprise Value	CY/ EBITDA 2009E (1)
Pentair, Inc.	$24.58	3,490	7.0x
Roper Industries, Inc.	37.94	4,590	7.0x
Tetra Tech, Inc.	17.30	983	7.0x
Polypore International, Inc.	10.37	1,244	6.6x
Hyflux Limited(2)	1.42	885	5.7x
Clarcor, Inc.	28.53	1,498	7.4x

Average			6.8x

(1)	Per equity research reports
(2)	Singapore dollars

To calculate the additional equity value attributable to Salton’s water business on a going concern basis of Salton based on EBITDA multiple valuation methods, the Filing Persons compared Salton’s estimated increase in EBITDA for CY 2009E attributable to Salton’s water business to the Water Comparables. Using the calculations for Salton’s incremental (excluding water business) CY 2009E EBITDA and assumptions for EBITDA multiples described above, the Filing Persons calculated the additional value per Share value of Salton attributable to Salton’s water business based on EBITDA multiple analyses as follows:

Additional Value to Salton Shareholders

($ in millions except per share items)

	Low	High
Average EBITDA Multiple	6.8x	6.8x
CY 2009E Water Business EBITDA	20.0	50.0

Implied Water Business Enterprise Value	135.6	339.0
Shares outstanding on September 15, 2008 (mm)	732	732
Implied Incremental Value per Share (attributable to Salton’s water business)	$0.19	$0.46

Implied Salton value per share based on Comparables (excluding Salton’s water business)	$0.15	$0.15

Implied Equity Value per Share	$0.34	$0.62

At $0.75 per Share, the Merger will enable the unaffiliated stockholders of Salton to realize cash for their shares, not subject to any financing condition, at a premium ranging from $0.13-$0.41 per Share, based on the implied equity value per Share, taking into account recent investments and future plans for investments in Salton’s water division.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from an outside party relating to the fairness of the Merger Price being offered to the unaffiliated stockholders of Salton or the fairness of the Merger to the Filing Persons or to the unaffiliated stockholders of Salton.

TRANSACTION STATEMENT

Item 1.	Summary Term Sheet

See the section above captioned “Summary Term Sheet” beginning on Page i of this Schedule 13E-3.

Item 2.	Subject Company Information

(a) Name and Address. The name of the Company is Salton, Inc, a Delaware corporation. The principal executive offices of Salton are located at 3633 Flamingo Road, Miramar, Florida 33027 and its telephone number is (954) 883-1000.

Salton is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the Commission relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

(b) Securities. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $0.01 per share, of Salton. As of September 15, 2008, there were 731,874,316 Shares outstanding. As of June 30, 2008, Salton had approximately 9.5 million options outstanding, approximately 193.7 million stock options available to be granted and approximately 203.2 million stock options authorized under its plans.

(c) Trading Market and Price. From February 1999 until its delisting on August 1, 2007, the Shares traded on the New York Stock Exchange under the symbol “SFP.” Since August 2007, the Shares have been trading as an over-the-counter security on The Pink Sheets Electronic Quotation Service under the symbol “SFPI.PK”. On November 13, 2008, the closing price per Share was $0.63. The following table sets forth the high and low sales prices per Share for each of the periods indicated, as reported in publicly available sources.

	High	Low
Fiscal 2007
First Quarter	$2.72	$1.95
Second Quarter	3.00	1.90
Third Quarter	3.24	2.08
Fourth Quarter	2.49	1.44

Fiscal 2008
First Quarter	$1.99	$0.21
Second Quarter	0.35	0.09
Third Quarter	0.36	0.17
Fourth Quarter	0.29	0.18

Fiscal 2009
First Quarter	$0.24	$0.13
Second Quarter	$0.70	$0.24

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

(d) Dividends. To the knowledge of the Filing Persons, Salton has never declared or paid any dividends in respect of the Shares. The terms of the Series D Preferred Stock and the Series E Preferred Stock provide that Salton may not declare or pay any cash dividends on, or make any other cash distributions with respect to the Shares, unless and until all accrued and unpaid dividends on all outstanding shares of Series D Preferred Stock and Series E Preferred Stock have been paid in full. In addition, the Credit Facilities (as defined below) and other financing agreements Salton has entered into, may contain restrictions on Salton’s ability to pay dividends

(e) Prior Public Offerings. Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, Salton, has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration thereunder pursuant to Regulation A.

(f) Prior Stock Purchases. None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any Shares during the past two years, except as described under Item 5(e) below.

Item 3.	Identity and Background of Filing Persons

Acquisition Co.

(a) Name and Address. Acquisition Co. was recently formed by the Harbinger Funds for the purpose of effecting the Merger. Acquisition Co.’s principal business address, which also serves as its principal office, is c/o Harbert Management Corporation, 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203, and its telephone number is (205) 987-5500.

(b) Business and Background of Entity. Acquisition Co., was formed for the sole purpose of merging with and into Salton. Acquisition Co. is organized under the laws of the state of Delaware. Acquisition Co. has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The name, business address, position in Acquisition Co., principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Acquisition Co., together with the names, principal businesses, and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

Harbinger Capital Partners Master Fund I, Ltd.

(a) Name and Address. The principal business address of the Master Fund is c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland, and its telephone number is (205) 987-5500. The Master Fund and its affiliates may be deemed to beneficially own approximately 73.5% of the Shares.

(b) Business and Background of Entity. The Master Fund is a Cayman Islands corporation. The Master Fund has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The name, business address, position in the Master Fund, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of the Master Fund, together with the names, principal businesses, and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

Harbinger Capital Partners Offshore Manager, L.L.C.

(a) Name and Address. The principal business address of Harbinger Capital Partners Offshore Manager, L.L.C. is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203, and its telephone number is (205) 987-5500.

(b) Business and Background of Entity. Harbinger Capital Partners Offshore Manager, L.L.C. is a limited liability company organized under the laws of the state of Delaware. Its principal business is to serve as an investment management company for several affiliates. It is the investment manager of the Master Fund.

Harbinger Capital Partners Special Situations Fund, L.P.

(a) Name and Address. The principal business address of the Special Fund is One Riverchase Parkway South, Birmingham, Alabama 35244, and its telephone number is (205) 987-5500.

(b) Business and Background of Entity. The Special Fund is a Delaware limited partnership. The Special Fund has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Harbinger Capital Partners Special Situations GP, LLC

(a) Name and Address. The principal business address of Harbinger Capital Partners Special Situations GP, L.L.C. 555 Madison Avenue, 16th Floor, New York, New York 10022, and its telephone number is (205) 987-5500.

(b) Business and Background of Entity. Harbinger Capital Partners Special Situations GP, L.L.C. is a limited liability company organized under the laws of the state of Delaware. It is the general partner of the Special Fund.

Other Persons

The name, business address, position with the relevant organization, principal occupation, five-year employment history, and citizenship of each of the controlling people, officers and directors, and group members, together with the names, principal businesses, and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.

Item 4.	Terms of the Transaction

(a) Material Terms. Prior to the Effective Date, each of the Harbinger Funds will contribute a total of 691,000,906 Shares to Acquisition Co., representing in the aggregate approximately 94.4% of the Shares outstanding. On the Effective Date, Acquisition Co. will merge with and into Salton pursuant to Section 253 of the DGCL, with Salton to be the surviving corporation. To so merge, the Board of Directors of Acquisition Co. and the Harbinger Funds as the only stockholders of Acquisition Co., will approve the Merger, and Acquisition Co. will file a certificate of ownership and merger with the Secretary of State of Delaware. On the Effective Date:

•

each Share issued and outstanding immediately prior to the Effective Date (including Shares held in treasury) will be cancelled and extinguished and each Share held by the Public Stockholders (other than Shares held by the Public Stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive the Merger Price;

•

each share of Acquisition Co’s capital stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid and nonassessable share of common stock of the surviving corporation of the Merger;

•

any Company Stock Option, except with respect to options granted in 2008 under the Salton 2007 Omnibus Equity Award Plan to acquire 2,250,000 shares of common stock subject to performance based vesting, will be cancelled and exchanged into the right to receive, within 10 days after the Effective Date, the Option Payment;

•

each share of Series D Preferred Stock and each share of Series E Preferred Stock issued and outstanding immediately prior to the Effective Date, will be automatically converted, immediately following the Merger, with no further action required, on a share-for-share basis, into shares of preferred stock of the same series and class of the surviving corporation; and

•	As a result of the Merger, immediately following the Effective Date the Harbinger Funds will own all outstanding equity interests in Salton other than the outstanding Options.

Under the DGCL, because Acquisition Co. will hold at least 90% of the outstanding Shares prior to the Merger, Acquisition Co. will have the power to effect the Merger without a vote of Salton’s Board of Directors or the Public Stockholders. The Filing Persons intend to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of Salton’s Board of Directors or the Public Stockholders. The Merger Price payable to the Public Stockholders is $0.75 per Share in cash, without interest.

The Merger requires the consent of the lenders under the Third Amended and Restated Credit Agreement, dated as of December 28, 2007, among Salton and certain of its subsidiaries as borrowers, Bank of America, N.A as administrative agent and the financial institutions named therein, as lenders (the “Credit Agreement”, and together with the Second Lien Credit Agreement, the “Credit Facilities”) and under the Second Lien Credit Agreement. On September 30, 2008, the lenders under the Credit Agreement granted their written consent to the Merger and agreed to waive any default or event of default arising in connection with the Merger. The Harbinger Funds are the only lenders under the Second Lien Credit Agreement and they have given their respective consents to the Merger as well. Copies of the consents are attached hereto as Exhibit d-1 and Exhibit d-2, respectively. The reasons for the Merger are set out in “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Reasons” beginning on Page 5 of this Schedule 13E-3.

Upon completion of the Merger, in order to receive the cash Merger Price of $0.75 per Share, without interest, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent at 250 Royal Street, Canton, MA 02021 Attn: Corporate Action, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record within 10 calendar days of the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

The Merger will be accounted for as a reorganization of entities under the common control of the Harbinger Funds.

For federal income tax purposes generally, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders’ Shares. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger” beginning on Page 14 of this Schedule 13E-3.

(b) Purchases. Neither any of the Filing Persons nor any of their affiliates has any agreement to purchase any Shares from any officer, director or affiliate of Salton in the Merger. Any Shares held by any officer, director or affiliate of Salton will be treated the same as all other Shares in the Merger.

(c) Different Terms. Stockholders of Salton will be treated as described in Item 4(a) “Terms of the Transaction—Material Terms” beginning on Page 27 of this Schedule 13E-3.

(d) Appraisal Rights. Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit (f).

Notice of the Effective Date and the availability of appraisal rights under Section 262 (the “Merger Notice”) will be mailed to record holders of the Shares by Salton, as the surviving corporation in the Merger, within 10 calendar days after the Effective Date and should be carefully reviewed by the Public Stockholders. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from Salton an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs Salton of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder’s right to appraisal.

Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Lisa R. Carstarphen, General Counsel, at Salton’s offices at 3633 Flamingo Road, Miramar, Florida 33027.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 calendar days after the Effective Date, Salton, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. Salton is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on Salton.

Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights, assuming that appraisal rights are available, will be entitled, upon written request, to receive from Salton a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by Salton or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed and a copy is served upon Salton, Salton will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as, or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.

The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to Salton a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of Salton. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger.”

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (f).

STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

(e) Provisions for Unaffiliated Security Holders. None of the Filing Persons intend to grant the Public Stockholders special access to Salton’s records in connection with the Merger. None of the Filing Persons intend to obtain counsel or appraisal services for the Public Stockholders.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.

Stock Purchase Agreements

On December 28, 2006, the Master Fund and Salton entered into a stock purchase agreement (the “Common Stock Purchase Agreement”) pursuant to which Salton issued 701,600 Shares to the Master Fund for an aggregate purchase price of $1,754,000 and Salton used the proceeds therefrom to repurchase from the Master Fund $1,754,000 of Salton’s outstanding senior subordinated notes due 2008, as described under “Debt Repurchase Agreement” below.

On August 22, 2008, Salton entered into a definitive Purchase Agreement (the “Series E Purchase Agreement”) with the Master Fund pursuant to which Salton has the right, in its sole discretion, to cause the Master Fund to purchase from Salton, from time to time on or prior to August 22, 2011, at one or more closings, and subject to the satisfaction or waiver of certain conditions set forth in the Series E Purchase Agreement, shares Series E Preferred Stock. The Master Fund is committed to purchase up to 50,000 shares of Series E Preferred Stock for a purchase price, in immediately available funds, of $1,000 per share, or an aggregate of up to $50 million. In connection with the initial closing of the Series E Purchase Agreement on August 22, 2008, the Master Fund purchased from Salton 25,000 shares of Series E Preferred Stock in cash for a purchase price of $1,000 per share of Series E Preferred Stock.

Debt Repurchase Agreement

On December 28, 2006, the Master Fund entered into a debt repurchase agreement (the “Debt Repurchase Agreement”) with Salton pursuant to which Salton repurchased from the Master Fund a principal amount of $1,711,000 of 12- 1/4% senior subordinated notes due 2008 of Salton (plus accrued interest related thereto of $43,000).

Commitment Agreement

In connection with the execution of the New Merger Agreement (as defined below), the Master Fund and the Special Fund entered into a Commitment Agreement (the “Commitment Agreement”) pursuant to which, and subject to the terms and conditions contained therein, the Master Fund and the Special Fund committed to purchase shares of Series D Preferred Stock. The Commitment Agreement also included an agreement by Salton to provide the Master Fund and the Special Fund, for so long as they own a majority of the outstanding Series D Preferred Stock, with a right of first refusal with respect to Salton’s future debt and equity financing.

Financing Arrangements

On October 1, 2007, in a letter (the “Harbinger Financing Commitment”) delivered by the Master Fund and the Special Fund to APN Holdco (as defined below) in connection with the execution of the New Merger Agreement (as defined below), the Harbinger Funds agreed that at, and subject to, the consummation of the New Merger Agreement, Harbinger Funds would provide, or cause to be provided to Salton, a senior secured revolving credit facility to provide for financing for the transactions contemplated by the New Merger Agreement.

In connection with the closing of the New Merger Agreement, Salton entered into a Term Loan Agreement dated as of December 28, 2007 (the “Second Lien Credit Agreement”) by and among the financial institutions named therein as lenders, the Master Fund, as administrative agent and collateral agent, Salton and some of its subsidiaries, that provided for a 5-year $110 million term loan facility.

Concurrently with the execution and delivery of the New Merger Agreement (as defined below), Salton, its subsidiaries, Silver Point Finance, LLC, (“Silver Point”), the Master Fund and the Special Fund entered into a Loan Purchase Agreement (the “Loan Purchase Agreement”). The Loan Purchase Agreement provided that at any time (1) from and after the date any party to the New Merger Agreement has, or asserts, the right to terminate the New Merger Agreement or the New Merger Agreement is terminated and/or (2) on or after November 10, 2007 and prior to February 1, 2008, at the request of Silver Point, the Master Fund and the Special Fund shall purchase from Silver Point certain overadvance loans outstanding under Salton’s senior secured credit facility having an aggregate principal amount of up to approximately $68.5 million.

The Spectrum Brands transaction

On May 20, 2008, Salton and its wholly owned subsidiary, Applica Pet Products LLC (together with Salton, the “Purchaser”), entered into a definitive Purchase Agreement (the “Spectrum Purchase Agreement”) with Spectrum Brands, Inc., a Wisconsin corporation (“Spectrum”), for the purchase of Spectrum’s Global Pet Business (the “Spectrum Transaction”). Funding for the Spectrum Transaction was contemplated to be provided by (i) third-party financing, (ii) a contribution of Spectrum notes held by the Master Fund and the Special Fund, and (iii) an equity investment in the Purchaser by the Master Fund and the Special Fund.

On July 13, 2008, the Purchaser and Spectrum agreed to terminate the Purchase Agreement.

The Contribution Agreement

The Contribution Agreement by and among Acquisition Co. and the Acquisition Co. Stockholders (as hereinafter defined) is described below in Section (e) of this Item 5.

References to and descriptions of the Common Stock Purchase Agreement, the Series E Purchase Agreement, the Debt Repurchase Agreement, the Commitment Agreement, the Harbinger Financing Commitment, the Second Lien Credit Agreement, the Loan Purchase Agreement and the Spectrum Purchase Agreement as set forth herein are qualified in their entirety by reference to the copies of the Common Stock Purchase Agreement, the Series E Purchase Agreement, the Debt Repurchase Agreement, the Commitment Agreement, the Harbinger Financing Commitment, the Second Lien Credit Agreement, the Loan Purchase Agreement and the Spectrum Purchase Agreement.

A copy of the Common Stock Purchase Agreement was filed as Exhibit J on Schedule 13D/A filed with the Commission by the Harbinger Funds and other persons on January 3, 3007. A copy of the Series E Purchase Agreement was filed as Exhibit 10.1 to Salton’s 8-K filed with the Commission on August 22, 2008. A copy of the Debt Repurchase Agreement was filed as Exhibit K on Schedule 13D/A filed with the Commission by the Harbinger Funds and other persons on January 3, 3007. A copy of the Commitment Agreement was filed as Exhibit 99.5 on Salton’s 8-K filed with the Commission on October 2, 2006. A copy of the Harbinger Financing Commitment was filed as Exhibit Z on Schedule 13D/A filed with the Commission by the Harbinger Funds and other persons on October 4, 3007. A copy of the Second Lien Credit Agreement was filed as Exhibit HH on Schedule 13D/A filed with the Commission by the Harbinger Funds and other persons on January 4, 3008. A copy of the Loan Purchase Agreement was filed as Exhibit DD on Schedule 13D/A filed with the Commission by the Harbinger Funds and other persons on October 4, 3007. A copy of the Spectrum Purchase Agreement was filed as Exhibit 2.1 on Salton’s 8-K filed with the Commission on May 27, 2006.

(b) Significant Corporate Events.

The Salton/Applica Transaction

On October 19, 2006, subsidiaries of the Master Fund and the Special Fund executed a binding agreement to acquire Applica Incorporated (“Applica”), a marketer and distributor of branded and private-label small household appliances. On the same date, the Master Fund sent a letter to Salton proposing to enter into discussions with Salton in an effort to reach agreement on a transaction pursuant to which the Master Fund or one of its affiliates would acquire control of, and the entire equity interest in, Salton.

On November 15, 2006, the Master Fund and Salton entered into an agreement that, among other things, provided for exclusive negotiations between the parties through December 15, 2006 (subsequently extended to January 2, 2007).

On January 23, 2007, APN Holding Company, Inc., a Delaware corporation (“APN Holdco”) acquired all of the outstanding common shares of Applica. The Harbinger Funds owned together 100% of the outstanding shares of common stock of APN Holdco.

On February 7, 2007, SFP Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Salton, and APN Holdco entered into an Agreement and Plan of Merger (the “Applica Merger Agreement”) with Salton. As a result of the merger contemplated under the Applica Merger Agreement (the “Applica Merger”), the Master Fund and the Special Fund would receive in the aggregate approximately 83% of the outstanding common stock of Salton immediately following the Applica Merger.

On March 23, 2007, APN Holdco obtained and delivered to Salton executed commitment letters from: (1) Silver Point Finance, LLC; and (2) Bank of America, N.A. and Banc of America Securities LLC, which, subject to certain conditions, provided for approximately $425 million of the financing required in connection with the transactions contemplated by the Applica Merger Agreement.

On March 25, 2007, the Harbinger Funds executed a commitment letter with APN Holdco (the “Harbinger Commitment Letter”) and APN Holdco delivered a copy of the Harbinger Commitment Letter to Salton. Pursuant to the Harbinger Commitment Letter, the Harbinger Funds agreed that upon satisfaction of certain conditions, they would purchase shares of a new class of Salton’s preferred stock and detachable warrants to purchase 21 million shares of Salton’s Shares for an aggregate purchase price of $100 million by exchanging a principal amount of Salton’s 12 1/4% Senior Subordinated Notes due 2008 and/or Second Lien Notes.

On March 28, 2007, Salton notified APN Holdco that it approved the Silver Point Commitment Letter, the Bank of America Commitment Letter and Harbinger Commitment Letter.

On July 31, 2007, APN Holdco delivered to Salton a Notice of Termination of the Applica Merger Agreement (“Notice of Termination”). Such Notice of Termination was delivered pursuant to Section 8.1(e) of the Applica Merger Agreement, which section permitted either Salton or APN Holdco to terminate the Applica Merger Agreement if the Merger had not occurred prior to July 31, 2007.

The New Merger Agreement

On October 1, 2007, APN Holdco, entered into an Agreement and Plan of Merger (the “New Merger Agreement”) with Salton and Merger Sub. Pursuant to, and subject to the terms and conditions set forth in the New Merger Agreement, Merger Sub would merge with and into APN Holdco (the “APN Merger”) and as a result thereof, the shares of common stock of APN Holdco issued and outstanding immediately prior to the effective time of the APN Merger (the “Effective Time”) would be converted into an aggregate of 595,500,405 Shares, and APN Holdco would become a wholly-owned subsidiary of Salton. Shares of Common Stock of Salton outstanding immediately prior to the APN Merger would remain outstanding following the APN Merger.

The New Merger Agreement also contemplated that at its effective time Salton would execute and deliver on behalf of itself and its subsidiaries a release releasing APN Holdco, Applica, the Harbinger Funds and their respective affiliates from any and all causes of actions and liabilities arising prior to the Effective Time, including with respect to the termination by APN Holdco of the Agreement and Plan of Merger, dated as of February 7, 2007, among Salton, Merger Sub and APN Holdco.

On December 28, 2007, the APN Merger closed. In connection with such closing and the transactions related thereto, the Harbinger Funds acquired an aggregate of 673,195,353 additional Shares and an aggregate of 110,231.336 shares of Series D Preferred Stock of Salton. As a result, the Harbinger Funds beneficially owned approximately 92% of the outstanding shares of Salton and all of the outstanding shares of Series D Preferred Stock of Salton.

Other than as described in this Schedule 13E-3, there have been no negotiations, transactions, or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on the Schedule I hereto and (ii) Salton or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Salton’s securities, election of Salton’s directors, or sale or other transfer of a material amount of assets of Salton.

References to and descriptions of the Applica Merger Agreement, the Harbinger Commitment Letter, the Notice of Termination and the New Merger Agreement as set forth herein are qualified in their entirety by reference to the copies of the Applica Merger Agreement, the Harbinger Commitment Letter, the Notice of Termination and the New Merger Agreement.

A copy of the Applica Merger Agreement was filed as Exhibit M on Schedule 13D/A filed with the Commission by the Harbinger Funds and other persons on February 9, 2007. A copy of the Harbinger Commitment Letter was filed as Exhibit T on Schedule 13D/A filed with the Commission by the Harbinger Funds and other persons on March 30, 2007. A copy of the Notice of Termination was filed as Exhibit U on Schedule 13D/A filed with the Commission by the Harbinger Funds and other persons on July 31, 2007. A copy of the New Merger Agreement was filed as Exhibit V on Schedule 13D/A filed by the Harbinger Funds and other persons on October 4, 2007.

(c) Negotiations or Contacts. None. Other than as described in this Schedule 13E-3, there have been no other negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item 5 between (i) any affiliates of Salton or (ii) Salton or any of its affiliates and any person not affiliated with Salton who would have a direct interest in such matters.

(e) Agreements Involving the Subject Company’s Securities. The following are all the agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company.

Agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company described on Items 5(a) and (b) “Past Contacts, Transactions, Negotiations and Agreements—Transactions and Significant Corporate Events” beginning on Page 22 of this Schedule 13E-3.

Registration Rights Agreement

On December 28, 2007, the Harbinger Funds entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Master Fund is entitled to certain demand and piggyback registration rights with respect to Shares and shares of Series D Preferred Stock issued in connection with the closing of the New Merger Agreement. On August 22, 2008, Salton and the Harbinger Funds entered into Amendment No. 1 to Registration Rights Agreement (the “Amendment No. 1”), pursuant to which Salton agreed to extend the demand and piggyback registration rights to the Master Fund in its capacity as holder of shares of Series E Preferred Stock.

References to and descriptions of the Registration Rights Agreement and the Amendment No. 1 as set forth herein are qualified in their entirety by reference to the copies of the Registration Rights Agreement and the Amendment No. 1.

A copy of the Registration Rights Agreement was filed as Exhibit 99.5 on Salton’s 8-K filed with the Commission on December 31, 2007. A copy of Amendment No. 1 was filed as Exhibit 4.1 to Salton’s 8-K filed with the Commission on August 22, 2008.

Purchase of Shares

On July 17, 2008 the Master Fund purchased from Contrarian Capital Management, LLC, a stockholder of the Issuer, in a privately negotiated transaction, 17,103,953 Shares for a purchase price of $0.23 per Share.

Contribution Agreement

A Contribution Agreement, dated September 30, 2008 (the “Contribution Agreement”), was entered into by and among the Harbinger Funds and Acquisition Co. Pursuant to the terms and conditions of the Contribution Agreement, the Harbingers Funds will contribute to Acquisition Co. a total of 691,000,906 Shares immediately prior to the Effective Date. A copy of the Contribution Agreement is attached as Exhibit d-3 hereto. Concurrently with the execution of the Contribution Agreement, the Harbinger Funds, collectively as the holders of all outstanding shares of Series D Preferred Stock, and the Master Fund, as the sole holder of all outstanding shares of Series E Preferred Stock, executed a waiver (the “Waiver”) whereby they agreed to waive their respective rights with respect to an automatic mandatory redemption of the shares of Series D Preferred Stock and Series E Preferred Stock that may be triggered in connection with the transactions contemplated by the Contribution Agreement pursuant to each of the operative documents governing the powers, designations, rights and preferences of the Series D Preferred Stock and Series E Preferred Stock. A copy of the Waiver is attached as Exhibit d-4 hereto.

Recent Developments

On October 31, 2008, Applica Water entered into a definitive Merger Implementation Agreement with Island Sky. Under the Merger Implementation Agreement, Island Sky will propose a scheme of arrangement for Applica to acquire all outstanding shares of Island Sky’s minority shareholders for consideration of AUD0.45 (approx. $0.297) per share in cash (the “Transaction”). The Transaction is expected to close after the close of the Merger. The Transaction is part of a larger growth strategy by Salton to acquire or invest in complementary or competitive businesses, products or technologies related to Salton’s water businesses. The process of integrating acquired assets into Salton’s operations may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of its business. Salton may allocate a significant portion of its available working capital to finance all or a portion of the purchase price relating to possible acquisitions. Any future acquisition or investment opportunity may require Salton to obtain additional financing to complete the transaction. The anticipated benefits of any acquisitions may not be realized. In addition, future acquisitions by Salton could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect its operating results and financial position. Acquisitions also involve other risks, including entering markets in which we have no or limited prior experience. However, due to these potential investments and future plans in its water division, Salton believes that its 2009 sales and earnings could experience a material increase. Given the potential upside to earnings should Salton’s plans be attained, Salton has increased the cash consideration of the Merger to $0.75 per Share, up from the original cash consideration of $0.33 per Share.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on Page 5 of this Schedule 13E-3.

(b) Use of Securities Acquired. The Shares acquired in the Merger from the Public Stockholders will be cancelled.

(c) Plans. It is currently expected that, following the consummation of the Merger, the business and operations of Salton will, except as set forth in this Schedule 13E-3, be conducted by Salton substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of Salton with a view to maximizing Salton’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause Salton to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of Salton’s duty to file reports pursuant to the Exchange Act. For additional information see Item 4 “Terms of the Transaction” and “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects” beginning on Page 5 of this Schedule 13E-3.

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Salton’s businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of Salton’s current management.

Except as otherwise described in this Schedule 13E-3, Salton has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any merger, reorganization or liquidation involving Salton after the completion of the Merger;

•	any sale or transfer of a material amount of assets currently held by Salton after the completion of the Merger;

•	any change in the Board of Directors or management of Salton;

•	any material change in Salton’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in Salton’s corporate structure or business.

Item 7.	Purposes, Alternatives, Reasons, and Effects of the Merger

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on Page 5 of this Schedule 13E-3.

Item 8.	Fairness of the Transaction

See “Special Factors—Fairness of the Merger” beginning on Page 16 of this Schedule 13E-3.

Item 9.	Reports, Opinions, Appraisals, and Negotiations

See “Special Factors—Reports, Opinions, Appraisals, and Negotiations” beginning on Page 24 of this Schedule 13E-3.

Item 10.	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The total amount of funds required by Acquisition Co. to pay the Merger Price to all Public Stockholders, and to pay related fees and expenses, is estimated to be approximately $30.9 million. Acquisition Co. will obtain the necessary funds from the Harbinger Funds in the form of capital contributions in accordance with each of the Harbinger Fund’s relative ownership percentage in Salton. Because the Harbinger Funds intend to provide the necessary funding for the Merger, Acquisition Co. has not arranged any alternative financing arrangements.

(b) Conditions. There are no conditions to the Merger or the financing of the Merger, however the Filing Persons are not under an obligation to consummate the Merger and could decide to withdraw the transaction, although they do not have a present intention to do so.

(c) Expenses. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal fees and expenses	$150,000
Filing	1,000
Printing	25,000
Paying Agent (including mailing)	12,500
Miscellaneous fees and expenses	25,000
Total	$213,500

(d) Borrowed Funds. See Item 10(a) “Source and Amount of Funds or Other Consideration—Source of Funds” beginning on Page 36 of this Schedule 13E-3.

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. Prior to the Merger, the Harbinger Funds will contribute to Acquisition Co. a total of 691,000,906 Shares, representing approximately 94.4% of the outstanding Shares. Because the Harbinger Funds hold, in the aggregate, 100% of the equity interest in Acquisition Co., they may also be deemed to be the beneficial owners of these Shares. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.

(b) Securities Transactions. The Harbinger Funds will contribute a total of 691,000,906 Shares to Acquisition Co. prior to the Merger. Other than the purchases described in Item 5(e), there were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12.	The Solicitation or Recommendation

Not Applicable.

Item 13.	Financial Statements

(a) Financial Information. The audited consolidated financial statements of Salton and its subsidiaries for the year ended June 30, 2008, the six months ended June 30, 2007 and the year ended December 31, 2006 are incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data of Salton included as Item 8 to Salton’s Annual Report on Form 10-K for its fiscal year ended June 30, 2008 (the “Form 10-K”).

The Form 10-K is available for inspection and copying at the Commission’s public reference facilities at 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203. Copies may be obtained at prescribed rates from the Commission’s principal office at 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203. The Commission also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

Salton’s ratio of earnings to fixed charges was 0.03 to 1 and negative 1.41 to 1 for the fiscal years ended June 30, 2007 and June 30, 2008, respectively. Salton’s book value per share was negative $3.89 and $0.27 as of June 30, 2007 and June 30, 2008, respectively.

(b) Pro Forma Information. Not Applicable.

(c) Summary Information. Set forth below is certain selected consolidated financial information with respect to Salton and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of Salton contained in the Form 10-K. More comprehensive financial information is included in the Company Reports and in other documents filed by Salton with the Commission, and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes and schedules) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the year ended December 31, 2006, the six months ended June 30, 2007 and the year ended June 30, 2008 has been derived from Salton’s Consolidated Financial Statements, which have been audited by the Independent Registered Public Accounting Firm of Grant Thornton LLP. The selected financial information should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

STATEMENT OF OPERATIONS DATA

($ in millions except per share items)

	Year Ended June 30, 2008	Six Months Ended June 30, 2007	Year Ended December 31, 2006
	Successor	Successor	Predecessor
Net Sales	676.4	209.0	470.5
Cost of goods sold	(465.8)	(144.8)	(337.3)
Product recall	—	—	(3.1)

Gross Profit	210.6	64.2	130.1

Operating Expenses	(193.6)	(65.7)	(133.0)
Restructuring and other charges	—	—	(9.7)
Integration and transition expenses	(17.9)	—	—
Acquisition related expenses	(4.1)	—	—

Operating Loss	(4.9)	(1.4)	(12.6)

Interest expense	(26.1)	(1.3)	(11.1)
Interest and other income, net	3.0	0.1	0.4

Loss from continuing operations before taxes	(28.0)	(2.6)	(23.3)

Income tax provision	(14.1)	(1.7)	(3.3)

Loss from continuing operations	(42.1)	(4.3)	(26.6)

Income (loss) from discontinued operations, net of tax	(0.4)	2.7	2.9

Net loss	(42.5)	(1.6)	(23.7)

Loss from continuing operations per common share—basic and diluted	$(0.06)	$(0.01)	$(0.04)
Earnings (loss) from discontinued operations per common share—basic and diluted	$(0.00)	$0.00	$0.00

Net loss per common share - basic and diluted	$(0.06)	$(0.00)	$(0.03)

CASH FLOW DATA
($ in millions)
Operating activities	(32.4)	29.6	(5.3)
Investing activities	25.9	35.1	(0.5)
Financing activities	26.5	(63.7)	6.2

BALANCE SHEET DATA
($ in millions)
Cash and equivalents	26.1	6.3
Total current assets	433.6	210.1
Total assets	865.1	344.3
Total debt	280.1	10.0
Total current liabilities	204.1	101.7
Total liabilities	665.0	101.7
Total stockholder’s equity	200.1	242.6

SUPPLEMENTAL PRO FORMA INFORMATION

($ in millions except per share items)

	Year Ended June 30, 2008	Six Months Ended June 30, 2007	Year Ended December 31, 2006
	Successor	Successor	Predecessor
Net sales	957.0	389.7	1,017.5
Loss from continuing operations	(66.7)	(86.3)	(127.8)
Net loss	(67.1)	(83.6)	(124.9)

Loss from continuing operations per common share—basic and diluted	$(0.09)	$(0.12)	$(0.17)
Net loss per common share—basic and diluted	$(0.09)	$(0.11)	$(0.17)

Item 14.	Personal/Assets, Retained, Employed, Compensated or Used

(c) Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(d) Employees and Corporate Assets. No employees or corporate assets of Salton will be used by the Filing Persons in connection with the Merger.

Item 15.	Additional Information

None.

Item 16.	Exhibits

Exhibit Number	Description
*(a)	Letter from Acquisition Co. to Company stockholders

(b)	None

(c)	None

*(d-1)	Consent

*(d-2)	Consent

*(d-3)	Contribution Agreement

*(d-4)	Waiver

(e)	None

*(f)	Delaware General Corporation Law Section 262 — Appraisal Rights

(g)	None

* previously filed

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 14, 2008

GRILL ACQUISITION CORPORATION

	By:	/s/ Charles D. Miller
	Name:	Charles D. Miller
	Title:	Vice-President

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners Offshore Manager, L.L.C.

By:	HMC Investors, L.L.C., Managing Member

	By:	/s/ Charles D. Miller
	Name:	Charles D. Miller
	Title:	Executive Vice-President

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

By:	HMC Investors, L.L.C., Managing Member

	By:	/s/ Charles D. Miller
	Name:	Charles D. Miller
	Title:	Executive Vice-President

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, L.L.C.

By:	HMC – New York, Inc., Managing Member

	By:	/s/ Charles D. Miller
	Name:	Charles D. Miller
	Title:	Executive Vice-President

SIGNATURE PAGE TO SCHEDULE 13E-3

HARBINGER CAPITAL PARTNERS SPECIAL SITUATION GP, L.L.C.

By:	HMC – New York, Inc., Managing Member

	By:	/s/ Charles D. Miller
	Name:	Charles D. Miller
	Title:	Executive Vice-President

SIGNATURE PAGE TO SCHEDULE 13E-3

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

GRILL ACQUISITION CO.

NAME AND ADDRESS	POSITION WITH ACQUISITION CO.	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
David M. Maura	Director and President	David Maura was appointed as a director of Salton, Inc. on June 2, 2006. Mr. Maura joined the Harbinger Funds investment team in November of 2006 as a Vice President & Director of Investments. Prior to joining the investment team, Mr. Maura was an exclusive consultant for the Harbinger Funds. Previously, Mr. Maura was a Managing Director and Senior Research Analyst at First Albany Capital. Prior to First Albany, Mr. Maura was a Director and Senior High Yield Research Analyst in Global High Yield Research at Merrill Lynch & Co.

Charles D. Miller	Vice-President	Mr. Miller is Executive Vice President & Chief Financial Officer of HMC, a position he has held since prior to 2002, and serves in similar capacities at many of HMC’s affiliates including HMC — New York, Inc., Special Fund GP and Offshore Manager. Mr. Miller is also a Director of HMC

At the Effective Date, Acquisition Co. shall beneficially own approximately 94.4% of the outstanding Shares. To the knowledge of the Filing Persons, no director of Acquisition Co. shall beneficially own any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by Acquisition Co.

Schedule I-1

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

NAME AND ADDRESS	POSITION WITH HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY

Martin Byrne	Director	Mr. Byrne is Director of the Harbinger Master Fund and is employed as a Trust and Company Manager for IMS, a firm engaged in the management of offshore corporations, a position he has held since prior to 2002. Mr. Byrne is a resident of the Cayman Islands and an Irish citizen.

Ian Goodall	Director	Mr. Goodall is Director of the Harbinger Master Fund. Mr. Goodall is employed as a Senior Company Manager for IMS, a firm engaged in the management of offshore corporations, a position he has held since prior to 2002. Mr. Goodall is a resident of the Cayman Islands, a citizen of the United Kingdom.

Joel B. Piassick	Director	Joel B. Piassick joined HMC as a Vice President and Director of Investments in April 1998 and served as General Counsel from May 2000 through December 31, 2005. He was elected Executive Vice President on December 5, 2001, and was re-elected as General Counsel on September 26, 2008. Mr. Piassick also is a member of several HMC investment committees. Previously, Mr. Piassick served as an outside director of HMC and as an advisor and attorney to HMC and its affiliates. From 1967 to 1990, Mr. Piassick was a member of the Atlanta law firm of Smith, Gambrell & Russell. Mr. Piassick joined the firm of Kilpatrick Stockton LLP in 1990, where he maintained a relationship through 2007. Mr. Piassick’s legal practice focused on general business matters and financial restructuring. He is a graduate of Tulane University and the University of Virginia School of Law, graduating with a Bachelor of Law degree in 1965. He is a Fellow and member of the Board of Directors of the American College of Bankruptcy and an emeritus trustee of the Southeastern Bankruptcy Law Institute, which he has served as President and Chairman.

The Master Fund may be deemed to beneficially own approximately 73.5% of the outstanding Shares. To the knowledge of the Filing Persons, none of the executive officers or directors of the Master Fund. beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by the Master Fund.

Schedule I-2

CONTROLLING PERSONS

HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER, L.L.C.

a) Name and Address. The principal business address of Harbinger Capital Partners Offshore Manager, L.L.C. is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203, and its telephone number is (205) 987-5500. Harbinger Capital Partners Offshore Manager, L.L.C. and its affiliates may be deemed to beneficially own approximately 73.5% of the Shares.

b) Business and Background of Entity. Harbinger Capital Partners Offshore Manager, L.L.C. is a limited liability company organized under the laws of the state of Delaware. Its principal business is to serve as an investment management company for several affiliates. It is the investment manager of the Master Fund.

HMC INVESTORS, L.L.C.

a) Name and Address. The principal business address of HMC Investors, L.L.C. is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203, and its telephone number is (205) 987-5500. HMC Investors, L.L.C. and its affiliates may be deemed to beneficially own approximately 73.5% of the Shares.

b) Business and Background of Entity. HMC Investors, L.L.C. is a limited liability company organized under the laws of the state of Delaware. HMC Investors, L.L.C. is the managing member of Harbinger Capital Partners Offshore Manager, L.L.C.

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, L.L.C.

a) Name and Address. The principal business address of Harbinger Capital Partners Special Situations GP, L.L.C. 555 Madison Avenue, 16th Floor, New York, New York 10022, and its telephone number is (205) 987-5500.

b) Business and Background of Entity. Harbinger Capital Partners Special Situations GP, L.L.C. is a limited liability company organized under the laws of the state of Delaware. It is the general partner of the Special Fund.

Schedule I-3

HMC – NEW YORK, INC.

a) Name and Address. The principal business address of HMC – New York, Inc. is 555 Madison Avenue, 16th Floor, New York, New York 10022, and its telephone number is (205) 987-5500.

b) Business and Background of Entity. HMC – New York, Inc. is a corporation organized under the laws of the state of Delaware. It is the managing member of Harbinger Capital Partners Special Situations GP, L.L.C.

c) Business and Background of Natural Persons. Each individual’s business address is 555 Madison Avenue, 16th Floor, New York, New York 10022.

NAME	POSITION WITH HMC – NEW YORK, INC.	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Michael D. Luce	Director, President, Chief Operating Officer and Director	Mr. Luce is President, Chief Operating Officer and a Director of HMC, a position he has held since prior to 2002, and serves in similar capacities at many of HMC’s affiliates including HMC — New York, Inc., Special Fund GP and Offshore Manager. Mr. Luce is also a Director of HMC and HMC — New York, Inc. Before joining HMC, Mr. Luce worked at Bear Stearns & Company, where he served as a member of the Commitment Committee, Chairman of the Equity Committee and Senior Managing Director in the New York office.

Phillip A. Falcone	Senior Managing Director	Mr. Falcone has been employed as Senior Managing Director, Distressed/Event of HMC - New York, Inc. since prior to May 2002. Mr. Falcone serves in similar capacities at HMC, Special Fund GP and Offshore Manager, and is also a Director of HMC.

Lawrence M. Clark Jr.	Managing Director	Mr. Clark joined the Harbinger Capital Partners investment team in October 2002 as a Vice President and Director of Investments and was promoted to Managing Director Distressed/Event of HMC - New York, Inc. at the end of 2005. From May 2002 (and prior to such time) until he joined Harbinger Capital Partners, Mr. Clark was a Distressed Debt and Special Situations Research Analyst at Satellite Asset Management, L.P., a special situations and risk arbitrage hedge fund manager.

Schedule I-4

NAME	POSITION WITH HMC – NEW YORK, INC.	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
James P. McGinnis	Managing Director	Mr. McGinnis joined the Harbinger Capital Partners investment team in May 2008 as a Managing Director, Distressed/Event of HMC - New York, Inc. with particular focus on investments in energy, power and utilities. Previously, he worked for AIG Financial Products Corp., where he played a leadership role in originating and executing that firm’s energy and infrastructure investments from July 2005 until May 2008. Prior to joining AIG, Mr. McGinnis was a Managing Director in Morgan Stanley’s Investment Banking Division, where he worked for twelve years, with primary coverage and execution responsibilities for a broad range of utility and pipeline companies and private equity clients investing in the space.

David A. Boutwell	Chief Administrative Officer and Executive Vice President	Mr. Boutwell is Chief Administrative Officer and Executive Vice President of HMC, a position he has held since prior to 2002, and serves in similar capacities at many of HMC’s affiliates including HMC — New York, Inc., Special Fund GP and Offshore Manager. Mr. Boutwell is also a Director of HMC.

Charles D. Miller	Executive Vice President & Chief Financial Officer	Mr. Miller is Executive Vice President & Chief Financial Officer of HMC, a position he has held since prior to 2002, and serves in similar capacities at many of HMC’s affiliates including HMC — New York, Inc., Special Fund GP and Offshore Manager. Mr. Miller is also a Director of HMC

Joel B. Piassick	Executive Vice President and General Counsel	Joel B. Piassick joined HMC as a Vice President and Director of Investments in April 1998 and served as General Counsel from May 2000 through December 31, 2005. He was elected Executive Vice President on December 5, 2001, and was re-elected as General Counsel on September 26, 2008. Mr. Piassick also is a member of several HMC investment committees. Previously, Mr. Piassick served as an outside director of HMC and as an advisor and attorney to HMC and its affiliates. From 1967 to 1990, Mr. Piassick was a member of the Atlanta law firm of Smith, Gambrell & Russell. Mr. Piassick joined the firm of Kilpatrick Stockton LLP in 1990, where he maintained a relationship through 2007. Mr. Piassick’s legal practice focused on general business matters and financial restructuring. He is a graduate of Tulane University and the University of Virginia School of Law, graduating with a Bachelor of Law degree in 1965. He is a Fellow and member of the Board of Directors of the American College of Bankruptcy and an emeritus trustee of the Southeastern Bankruptcy Law Institute, which he has served as President and Chairman.

Schedule I-5

To the knowledge of the Filing Persons, none of the executive officers or directors of HMC – New York, Inc. beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by the Special Fund.

HARBERT MANAGEMENT CORPORATION

a) Name and Address. The principal business address of Harbert Management Corporation is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203, and its telephone number is (205) 987-5500.

b) Business and Background of Entity. Harbert Management Corporation is corporation organized under the laws of the state of Alabama. It is the parent of HMC – New York, Inc.

c) Business and Background of Natural Persons. Each individual’s business address is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

NAME	POSITION WITH HARBERT MANAGEMENT CORPORATION	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Phillip A. Falcone	Director and Senior Managing Director	Mr. Falcone has been employed as Senior Managing Director, Distressed/Event of HMC - New York, Inc. since prior to May 2002. Mr. Falcone serves in similar capacities at HMC, Special Fund GP and Offshore Manager, and is also a Director of HMC.

Michael D. Luce	Director, President and Chief Operating Officer	Mr. Luce is President, Chief Operating Officer and a Director of HMC, a position he has held since prior to 2002, and serves in similar capacities at many of HMC’s affiliates including HMC — New York, Inc., Special Fund GP and Offshore Manager. Mr. Luce is also a Director of HMC and HMC — New York, Inc. Before joining HMC, Mr. Luce worked at Bear Stearns & Company, where he served as a member of the Commitment Committee, Chairman of the Equity Committee and Senior Managing Director in the New York office.

David A. Boutwell	Director, Chief Administrative Officer and Executive Vice President	Mr. Boutwell is Chief Administrative Officer and Executive Vice President of HMC, a position he has held since prior to 2002, and serves in similar capacities at many of HMC’s affiliates including HMC — New York, Inc., Special Fund GP and Offshore Manager. Mr. Boutwell is also a Director of HMC.

Charles D. Miller	Director, Executive Vice President & Chief Financial Officer	Mr. Miller is Executive Vice President & Chief Financial Officer of HMC, a position he has held since prior to 2002, and serves in similar capacities at many of HMC’s affiliates including HMC — New York, Inc., Special Fund GP and Offshore Manager. Mr. Miller is also a Director of HMC

Schedule I-6

NAME	POSITION WITH HARBERT MANAGEMENT CORPORATION	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
Raymond J. Harbert	Chief Executive Officer	Mr. Harbert is Chief Executive Officer of HMC, a position he has held since prior to 2002, and serves in a similar capacity at many of HMC’s affiliates including HMC — New York, Inc., Special Fund GP and Offshore Manager. Mr. Harbert is also the Chairman of the Board of Directors of HMC and HMC — New York, Inc. Mr. Harbert began his career with Harbert Corporation, where he held various positions. In 1990, Mr. Harbert was elected President and Chief Executive Officer of Harbert Corporation. Mr. Harbert serves as a Trustee for the Alabama Trust Fund and the Robert Meyer Foundation. He also serves on the Board of Directors and Executive Committee for the Greater Alabama Boy Scouts Council, the Board of Directors and Executive Committee of the Children’s Hospital of Alabama, the Board of Directors of the Alabama Symphony Orchestra. Mr. Harbert is a member of the President’s Advisory Board of the University of Alabama at Birmingham.

Joel B. Piassick	Executive Vice President, General Counsel	Joel B. Piassick joined HMC as a Vice President and Director of Investments in April 1998 and served as General Counsel from May 2000 through December 31, 2005. He was elected Executive Vice President on December 5, 2001, and was re-elected as General Counsel on September 26, 2008. Mr. Piassick also is a member of several HMC investment committees. Previously, Mr. Piassick served as an outside director of HMC and as an advisor and attorney to HMC and its affiliates. From 1967 to 1990, Mr. Piassick was a member of the Atlanta law firm of Smith, Gambrell & Russell. Mr. Piassick joined the firm of Kilpatrick Stockton LLP in 1990, where he maintained a relationship through 2007. Mr. Piassick’s legal practice focused on general business matters and financial restructuring. He is a graduate of Tulane University and the University of Virginia School of Law, graduating with a Bachelor of Law degree in 1965. He is a Fellow and member of the Board of Directors of the American College of Bankruptcy and an emeritus trustee of the Southeastern Bankruptcy Law Institute, which he has served as President and Chairman.

To the knowledge of the Filing Persons, none of the executive officers or directors of Harbert Management Corporation beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by the Special Fund.

Schedule I-7

PHILIP FALCONE

a) Name and Address. The principal business address of Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022, and its telephone number is (205) 987-5500. Philip Falcone and its affiliates may be deemed to beneficially own approximately 94.4% of the Shares.

b) Business and Background. Philip Falcone is a member of HMC Investors, L.L.C. Mr. Falcone is the Senior Managing Director of the Harbinger Funds. Prior to joining the Harbinger Funds investment team, he served as head of High Yield trading for Barclay’s Capital from 1998 to 2000. Mr. Falcone held a similar position with Gleacher Natwest, Inc. from 1997 to 1998.

RAYMOND J. HARBERT

a) Name and Address. The principal business address of Raymond J. Harbert is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203, and its telephone number is (205) 987-5500. Raymond J. Harbert and its affiliates may be deemed to beneficially own approximately 94.4% of the Shares.

b) Business and Background. Raymond J. Harbert is a member of HMC Investors, L.L.C. Mr. Harbert has served as Chairman and Chief Executive Officer of Harbert Management Corporation since it was organized in 1993. He began his career with Harbert International, Inc., where he held various positions. Subsequently, Mr. Harbert served as Vice President of Business Development and then as President of Harbert Properties Corporation, Harbert Corporation’s real estate subsidiary.

MICHAEL D. LUCE

a) Name and Address. The principal business address of Michael D. Luce is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203, and its telephone number is (205) 987-5500. Michael D. Luce and its affiliates may be deemed to beneficially own approximately 94.4% of the Shares.

b) Business and Background. Michael D. Luce is a member of HMC Investors, L.L.C. Mr. Luce joined Harbert Management Corporation in 1995 and serves as its President & COO. Before joining Harbert Management Corporation, Mr. Luce worked with Bear Stearns & Company, where he served as a member of the Commitment Committee, Chairman of the Equity Committee, and as a Senior Managing Director in the New York office.

ADDITIONAL INFORMATION REGARDING THE CONTROLLING PERSONS

To the knowledge of the Filing Persons, no person for whom information is provided in this Schedule I (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Unless otherwise stated in this Schedule I, each person for whom information is provided in this Schedule I is a U.S. citizen.

Schedule I-8